UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

X   Form C: Offering Statement

☐   Form C-U: Progress Update: _____

☐   Form C/A: Amendment to Offering Statement: _____

       ☐   Check box if Amendment is material and investors must reconfirm within five business days.

☐   Form C-AR: Annual Report

☐   Form C-AR/A: Amendment to Annual Report

☐   Form C-TR: Termination of Reporting

Name of Issuer: Infinite Legacy Wealth Group, L.L.C.

Legal status of Issuer Form: Limited Liability Company

Jurisdiction of Incorporation/Organization: Georgia

Date of organization: January 03, 2025

Physical address of Issuer: 650 Ponce De Leon Avenue Suite #300 #1597, Atlanta, GA, 30308, USA

Website of Issuer: https://realrisecapital.net/property/infinite-legacy-wealth-group/

Is there a Co-Issuer? ___ yes _X__ no. If yes,

Name of Co-Issuer: N/A

Legal status of Co-Issuer Form: N/A

Jurisdiction of Incorporation/Organization: N/A

Date of organization: N/A

Physical address of Co-Issuer: N/A

Website of Co-Issuer: N/A

Name of the intermediary through which the offering will be conducted: RealRise Capital LLC

CIK number of intermediary: 0001879226

SEC file number of intermediary: 007-00324

CRD number, if applicable, of intermediary: 317308

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering: 5% platform fee agreed upon with RealRise Capital LLC

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest: N/A

Name of qualified third party "Escrow Facilitator" which the Offering will utilize

American Deposit Management, LLC

Type of security offered: Debt (Promissory Note)

Target number of securities to be offered: 124,000

Price: $1.00

Target offering amount: $124,000.00

Oversubscriptions accepted: _X__ yes ___ no

If yes, disclose how oversubscriptions will be allocated on: First-come, first serve basis

Maximum offering amount (if different from target offering amount): $1,235,000.00

Deadline to reach the target offering amount: December 31, 2025

NOTE: If the sum of the investment commitments does not equal or exceed the minimum target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Infinite Legacy Wealth Group, L.L.C.

DocuSigned by:

By Lafayette Nelson III

B2FF11F6F63F43D...

Lafayette Lorenzo Nelson III

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

DocuSigned by:

(Sign) Lafayette Nelson III

B2FF11F6F63F43D...

Lafayette Lorenzo Nelson III

CEO

(Date) 3/26/2025

	Most recent fiscal year-end (2024)
Total Assets	$
Cash & Cash Equivalents	$
Accounts Receivable	$
Total Liabilities	$
Revenues/Sales	$
Cost of Goods Sold	$
Taxes Paid	$
Net Income	$

Current number of employees

1

March 28, 2025

FORM C

Infinite Legacy Wealth Group, L.L.C.

(a Georgia limited liability company)

Up to $1,235,000

Promissory Notes

Table of Contents

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide for Regulation Crowdfunding. This form – Form C – is the form used to provide the information for both Offerings listed.

Each heading below corresponds to a section of the SEC's regulations for Reg CF. In some cases, we've provided instructions for the Company to complete this form.

§227.201(a) – Basic Information About the Company

Name of Company	Infinite Legacy Wealth Group, L.L.C.
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Georgia
Date Company Was Formed (from the Company's Certificate of Organization)	January 3, 2025
Kind of Entity (Check One)	Limited Liability Company
Street Address	650 Ponce De Leon Avenue Suite #300 #1597, Atlanta, GA, 30308, USA
Website Address	https://realrisecapital.net/property/infinite-legacy-wealth-group/

See further details about our Company in **Exhibit C: Operating Agreement**.

§227.201(b) – Directors and Officers of the Company

Name	Lafayette Lorenzo Nelson, III
All positions with the Company and How Long for Each Position	CEO
Business Experience During Last Three Years (Brief Description)	15 years in new construction and 20 years in fix-and-flip projects, leads Skyview Parque LLC, ensuring successful, on-time, and budget-conscious developments.
Principal Occupation During Last Three Years	Real estate developer
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X__ No
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	

§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Name	Percentage Ownership
Lafayette Lorenzo Nelson, III	100%

§227.201(d) – The Company's Business and Business Plan

About the Company and Project

Infinite Legacy Wealth Group offers a unique investment opportunity in a prime 8-unit, two-story townhome development inside the I-285 perimeter of Atlanta. This project is part of a larger 48-unit community, with 24 units already completed and sold, demonstrating both market demand and the company's ability to deliver. Each unit is projected to cost between $150,000 and $200,000 to build, with expected sales prices ranging from $275,000 to $325,000, ensuring a strong potential return. Investors will receive a fixed 25% return, with a minimum investment as low as $500, making this an attractive opportunity for individuals at all levels of investing. With a projected completion timeline of 6 to 18 months, this phase of the project offers a short-term yet high-yielding opportunity in one of the fastest-growing real estate markets in the country.

Led by Lafayette Nelson III, a real estate developer with 15 years of new construction experience and 20 years of fix-and-flip expertise, Infinite Legacy Wealth Group has a proven history of delivering profitable, high-quality developments on time and within budget. The company has successfully executed multiple large-scale residential and commercial projects, including Hampton Grove Townhomes, a 36-unit community completed ahead of schedule with a 22% profit margin, and Parkview Estates, a 24-unit development that sold out within 9 months and generated a 20% return. Additionally, Lafayette has spearheaded over 100 fix-and-flip projects, such as Maple Heights Rehabs, where 15 distressed properties were transformed and sold at a 25-30% profit margin, and Brookhaven Business Complex, a commercial rehabilitation project that delivered a 35% return on investment.

Atlanta's real estate market continues to thrive, driven by population growth, economic expansion, and a rising demand for affordable, high-quality housing. This development is strategically positioned to meet this demand while providing investors with strong returns and a secure investment backed by a seasoned developer. Whether you're an experienced investor or looking to enter the real estate market for the first time, Infinite Legacy Wealth Group offers a unique opportunity to grow your wealth with a trusted and proven partner. Contact us today to learn how you can be part of this exciting investment opportunity.

See further details about our Company in **Exhibit C: Operating Agreement**.

About the CEO and Project Manager

Infinite Legacy Wealth Group is managed by a team of highly skilled professionals with decades of combined experience in real estate development, construction, sales, and project management. Their expertise ensures that each project is completed on time, within budget, and with maximum returns for investors. The team's strong industry background, strategic vision, and commitment to quality drive the success of Infinite Legacy Wealth Group's developments, making it a trusted name in Atlanta's real estate market.

Lafayette Nelson III, CEO, a seasoned real estate developer with 15 years of experience in new construction and 20 years in fix-and-flip projects. As the leader of both Infinite Legacy Wealth Group and Skyview Parque LLC, Lafayette has built a reputation for delivering high-quality, profitable developments that meet market demands while optimizing costs. His ability to execute large-scale projects with precision has resulted in numerous successful townhome communities, fix-and-flip rehabilitations, and commercial renovations. With a deep understanding of real estate cycles, construction processes, and investment strategies, he ensures that every project aligns with both market trends and investor goals.

Gwendolyn G. McKinley, Project Manager, brings over 30 years of expertise in Sales, Marketing, Product Development, and Project Management, making her an invaluable asset to Infinite Legacy

Wealth Group. She plays a pivotal role in overseeing the seamless execution of each project, from property acquisition to final sale. Her extensive background in real estate transactions and client relations ensures that each home is positioned for optimal market success. Gwendolyn's ability to coordinate multiple facets of development, manage vendor relationships, and streamline operations contributes to the efficiency and profitability of every project. Her strategic approach to marketing and sales has helped drive strong demand for Infinite Legacy Wealth Group's properties, ensuring steady returns for investors. Together, Lafayette and Gwendolyn lead a dynamic team dedicated to delivering modern, high-quality housing that meets Atlanta's growing demand while maximizing investor returns. Their combined experience in real estate development, construction management, and sales strategy makes Infinite Legacy Wealth Group a premier investment opportunity for those looking to capitalize on Atlanta's thriving housing market.

Website: https://gwenmckinley.com/

About the Offering

The Company is engaged in an offering under Regulation CF (where anyone can invest), which we refer to as the "Reg CF Offering". The maximum amount we wish to raise in this Reg CF Offering is $1,235,000.00

We will not complete the Reg CF Offering unless we have raised a total of at least $124,000 (minimum goal) by December 31, 2025. If we haven't, both offerings and all investment commitments will be canceled, and all committed funds will be returned.

The minimum investment amount in the Reg CF Offering is $500. Investors can cancel their commitment up until 11:59 pm on December 29, 2025 (2 days before the target date). After that, any funds raised will be released to the Company and Investors will become members of the Company. The Company may decide to change the offering deadline but will provide at least five days' notice of such a change to all Investors. Investors will also be notified and asked to reconfirm their commitment if any other material changes are made to this offering.

Investments under Reg CF are offered by RealRise Capital LLC, a licensed funding portal.

About the Finances

Infinite Legacy Wealth Group has carefully structured the financial projections for this development to maximize profitability and investor returns. Each townhome is projected to cost between $150,000 and $200,000 to build, with expected sales prices ranging from $275,000 to $325,000, ensuring a strong return on investment. With a total development cost of $1.2 million to $1.6 million and anticipated gross revenue of $2.2 million to $2.6 million, the project is designed to generate a healthy 25% profit margin.

Investors in this development will receive a fixed 25% return, distributed once all units are sold and construction is completed. To keep investors informed and engaged, quarterly updates will be provided, detailing the project's progress, financial performance, and sales results. With a strategic location inside Atlanta's I-285 perimeter and a growing demand for high-quality, affordable housing, this project presents a prime opportunity for investors seeking strong, short-term returns in a thriving real estate market.

The proceeds generated from this offering will be utilized towards construction, site development, covering excavation, tree removal, exterior improvements, and utility connectivity.

Investor Return

The Company will issue promissory notes to all investors (see Exhibit E – Form of Note), outlining the repayment terms for their investment. Each note will be structured on an 18-month amortization schedule, ensuring a clear and predictable repayment plan.

Interest ("Regular Interest") will accrue on the outstanding principal balance at an annual rate of twenty-five percent (25%). The first month's accrued interest will be added to the principal balance, after which principal and interest payments ("Payments") will commence upon the estimated date of sale on December 31, 2026. These structured payments will continue until the full investment amount is repaid according to the agreed terms.

Caution: All investments carry the risk of loss and there is no assurance that an investment will provide a positive return. Numerous potential challenges may arise during Reg. CF offerings, including those outlined in the Risk Factors section.

§227.201(e) – Number of Employees

The Company currently has 1 employees.

§227.201(f) – Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

There are numerous risks to consider when investing such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance.

Review **Exhibit B: Risk of Investing** for a more expansive list of potential risks associated with an investment in this Company.

Unless otherwise noted, the images on the offering page are used to convey the personality of the neighborhood in which the project is planned. Properties shown in these images are not included in the offering and Investors will not receive any interest in any of them.

§227.201(g) – Target Offering Amount and Offering Deadline

Target Offering Amount $124,000.00

Offering Deadline   December 31, 2025

If the sum of the investment commitments does not equal or exceed the Minimum Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned

§227.201(h) – Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	____ X __Yes _____No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$1,235,000.00
If Yes, how will the Company deal with the oversubscriptions?	_____ We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a pro-rata basis so that every Investor who subscribes will be able to participate. ___ X ____ We will accept subscriptions on a first-come, first-served basis. _____ Other (explain):

§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

We are seeking to raise a minimum of $124,000.00 and a maximum of $1,235,000.00. The Company is Reasonably Sure it Will Use the Money as Follows:

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Site Development & Construction	100%	$124,000.00	100%	$1,235,000.00
Total	**100.00%**	**$124,000.00**	**100.00%**	**$1,235,000.00**

Site development includes the following excavation, tree removal, retention ponds, water irrigation, and road connectivity.

The Use of Proceeds chart is not inclusive of fees paid for use of the Form C generation system, payments to financial and legal service providers, and escrow-related fees, all of which were incurred in the preparation of the campaign and are typically due in advance of the closing of the campaign. The Company does have the discretion to alter the use of proceeds as set forth above.

The Company may alter the use of proceeds under the following circumstances: Costs changes as a result of changing conditions in the construction of the Project.

§227.201(j) – The Investment Process

To Invest

- Review this Form C, disclosures, risk, and the business plan, exhibits to this Form C and the Offering Page;

- If you decide to invest, press the Invest Now button and follow the instructions to fill out the information required to finalize your investment.

To Cancel Your Investment

To initiate the cancellation process, please visit our contact page or send an email to info@realrisecapital.net and submit your cancellation request. Please include your full name and the name of the Campaign you would like your investment cancelled. Failure to cancel within 48 hours before the deadline will result in the release of funds to the issuer in exchange for securities.

Note

(1) Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's offering materials;
(2) The intermediary will notify investors when the target offering amount has been met;
(3) If an issuer reaches the target offering amount prior to the deadline identified in its offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment); and
(4) If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment

§227.201(k) – Material Changes

If an Investor does not reconfirm his or her investment commitment after a material change is made to the offering, the Investor's investment commitment will be canceled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful Investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be canceled, your funds will be returned to you, and you will not receive any securities.

§227.201(l) – Price of the Securities

The Company is offering "securities" in the form of promissory notes, which we refer to as "Notes." The price of each Note is 100% of its face amount. Thus, if you want to buy 500 notes at $1 per note you will pay $500 (minimum investment amount).

We arrived at the price of Notes as follows:

- We estimated how much money we need to complete the project.
- We estimated how much free cash flow the project would generate in order to pay both principal and interest on the Notes.
- Based on those estimates, we established the interest rate promised in the Notes.

§227.201(m) – Terms of the Securities

Overview

The company is providing investors with Promissory Notes priced at $1.00 per note. The intended quantity of securities available for offering is 1,235,000. The Notes themselves are very short and simple. Most of the terms of the Notes, including the interest rate and repayment schedule, are outlined in a separate document called the Note Indenture. Copies of the form of Note the Company will be issued, and the Note Indenture, are attached as **Exhibit E: Form of Note** and **Exhibit F: Note Indenture**.

The Notes are being issued by the Company. By buying a Note, you are, in effect, lending money to the Company. As a creditor of the Company, you will have the right to be repaid even if the Company fails.

Security

Your Note will not be secured by any assets of the Company, the way a home mortgage is secured by the home. That means that in a default you will not be able to foreclose on any property. Instead, you will be a general unsecured creditor of the Company.

The rights of an unsecured creditor differ from those of secured creditors. Here's a general overview:

Security Interest:
- Secured Creditors: Have a security interest in specific assets of the debtor. This means that if the debtor defaults, the secured creditor has a claim on the specified assets to satisfy the debt.
- Unsecured Creditors: Lack a security interest in any specific assets. They do not have a direct claim on particular property in case of default.

Priority in Repayment:
- Secured Creditors: Generally have higher priority in repayment. They are entitled to be satisfied from the proceeds of the sale of the collateral before unsecured creditors receive anything.
- Unsecured Creditors: Are lower in priority. They are paid from the remaining assets after secured creditors have been satisfied. This often means unsecured creditors receive a lower percentage of their claims.

Risk and Interest Rates:
- Secured Creditors: Due to the security interest, they typically face lower risk, and interest rates may be comparatively lower.
- Unsecured Creditors: Face higher risk as they do not have specific collateral backing their claims. Consequently, interest rates for unsecured debt may be higher.

Bankruptcy Proceedings:
- Secured Creditors: Retain their security interest in bankruptcy proceedings and may seize the collateral unless the debtor pays the debt.
- Unsecured Creditors: Rely on the available assets in the bankruptcy estate. They are paid after secured creditors and administrative expenses.

Negotiating Power:
- Secured Creditors: Often have stronger negotiating power in restructuring or bankruptcy situations due to their secured position.
- Unsecured Creditors: Have limited leverage, and their recovery depends on the available assets after satisfying secured claims.

Your Right to Payments under the Note

Each investor will be issued a promissory note by the Company, promising to pay to the Investors the original investment made, plus interest of 25% at the end of the 18-month term. Payments will be made to investors periodically, with each payment consisting of principal and interest, calculated on an 18-month term. Principal and interest payments are expected to begin one month after promissory notes are issued, at the close of this offering, with principal and interest payments being made upon the sale of each unit. Until then, interest earned will accrue. A final balloon payment will be made to each investor when the promissory notes expire at the end of 18-months.

See Exhibit F: Note Indenture and **Exhibit E: Form of Note** for further details on the terms of each note and "About Investor Return" for an anticipated amortization schedule.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances, you could be required by law to return some or all of a payment you receive from the Company.

No Voting Rights

You will not have the right to vote or otherwise participate in the management of the Company. Instead, the Managing Partners will control all aspects of the Company's business.

No Right to Transfer

Investor Notes will be illiquid (meaning you might not be able to sell them) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Investor Shares without the Manager's consent.
- If you want to sell your Investor Shares the Manager will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Investor Shares, as there would be for a publicly traded stock.
- For a period of one year, you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

As a result, you should plan to hold your Investor Shares as defined by the Terms of the offering.

Modification of Terms of Notes

The terms of the Note Indenture, and thus the terms of each Note, may be modified or amended with the consent of Investors owning more than 50% of the Notes, measured by the total principal amount outstanding under each Note.

Other Classes of Securities

As of now, the Company has only one class of securities: Class A members.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The Person Who Controls the Company

Lafayette Lorenzo Nelson, III owns one hundred percent of the membership interest in the Company. The Company is managed by Lafayette Lorenzo Nelson, III, per the Operating Agreement, who has full voting power.

How the Manager's Exercise of Rights Could Affect You

- The Manager has full control over the Company and the actions of the Manager could affect you in a number of different ways, examples these:
- The Manager decides whether and when to sell the project, which affects when (if ever) you will get your money back. If the Manager sells the project "too soon," you could miss out on the opportunity for greater appreciation. If the Manager sells the project "too late," you could miss out on a favorable market.
- The Manager decides when to make distributions and how much. You might want the Manager to distribute more money, but the Manager might decide to keep the money in reserve or invest it into the project.
- The Manager could decide to hire himself or his relatives to perform services for the Company and establish rates of compensation higher than fair market value.
- The Manager could decide to refinance the project. A refinancing could raise money to distribute, but it could also add risk to the project.
- The Manager decides on renting the project, including the terms of any lease.
- The Manager decides how much of its own time to invest in the project.
- The Manager could decide to raise more money from other Investors and could decide to give those Investors a better deal.

How the Securities are Being Valued

Currently, the Notes are being valued at their face amount, e.g., a $500 Note is being valued at $500. Thus, if you want to buy 500 notes at $1 per note you will pay $500 (minimum investment amount). The Managers don't expect there to be any reason to place a different value on the Notes in the future. If we had to place a value on the Notes, it would be based on our ability to repay the Notes in accordance with their terms.

§227.201(n) – The Funding Portal

The Company is offering its securities through RealRise Capital LLC, which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 007-00324 and the Funding Portal Registration Depository (FPRD) number is 317308.

§227.201(o) – Compensation of the Funding Portal

The Company will compensate RealRise Capital LLC as follows:

- 5% platform fee is paid when the successfully funded campaign has ended.

RealRise Capital LLC owns no interest in the Company, directly or indirectly, and will not acquire an interest as part of the Offering, nor is there any arrangement for RealRise Capital LLC to acquire an interest.

§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
-	-	-	-	-

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $0 in total.

§227.201(q) – Other Offerings of Securities within the Last Three Years

The Company did not offer securities within the last three years.

§227.201(r) – Transactions Between the Company and "Insiders"

The Company has not conducted any transaction between the Company and "Insiders".

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was organized under the Georgia Limited Liability Company Act on January 03, 2025. As of now, we have not yet begun operations other than those associated with general start-up and organizational matters. We have no revenues and very minimal liquid resources (cash).

We intend to use the proceeds of this Offering towards construction, site development, covering excavation, tree removal, exterior improvements, and utility connectivity.

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then the Company will review other financing options.

Capital Resources

Other than the debt we hope to raise through this Offering, we have not purchased any assets or entered into any agreements to do so. We expect to start site development as soon as we raise the capital from investors in this Offering.

Historical Results of Operations

The Company is in the development stage and has no history of operations.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in Form C.

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as **Exhibit A: Financial Statements**

§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on realrisecapital.net). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called North Capital Private Securities Corporation performed Bad Actor Checks on the principals of the Company (i.e., those covered by this rule). You can see the North Capital Private Securities Corporation reports attached as **Exhibit K: Bad Actor Checks**.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

As described above under §227.201(g) – Target Offering Amount and Offering Deadline, the 'target amount' for this offering is $124,000.00. You can track our progress in raising money under the Reg CF Offering at RealRise Capital LLC on the Offering page.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on the offering page at https://realrisecapital.net/property/infinite-legacy-wealth-group/ no later than 120 days after the end of each fiscal year which is December 31st.

It's possible that at some point, the Company won't be required to file any more annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

The Company has never raised money using Regulation Crowdfunding before and therefore has never been required to file any reports.

§227.201(y) – Other Important Information Prospective Investors Should Know About

There are no additional material disclosures or important information beyond what has been provided to prospective investors.

§227.201(z) – Testing the Waters Materials

The Company did not conduct a "Testing the Waters" campaign prior to this offering.

Exhibit A Financial Statements

I, Lafayette Lorenzo Nelson III, acting in my capacity as CEO, certify that:

1. The financial statements of Infinite Legacy Wealth Group, L.L.C. included in this Form are true and complete in all material respects; and
2. The attached financial statements are unaudited.

Infinite Legacy Wealth Group, L.L.C.

DocuSigned by:

By Lafayette Nelson III

B2FF11F6F63F43D...

Lafayette Lorenzo Nelson III
CEO

INFINITE LEGACY WEALTH GROUP, L.L.C
BALANCE SHEET
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
ASSETS	
NON-CURRENT ASSETS	$ -
CURRENT ASSETS	$ -
Receivable from Members	$ -
TOTAL ASSETS	$ -
MEMBER'S EQUITY AND LIABILITIES	
Member's Equity	$ -
LIABILITIES	
NON-CURRENT LIABILITIES	$ -
CURRENT LIABILITIES	$ -
Loan from Members	$ -
TOTAL LIABILITIES	$ -
TOTAL EQUITY AND LIABILITIES	$ -

INFINITE LEGACY WEALTH GROUP, L.L.C
STATEMENT OF OPERATIONS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
Revenue	$ -
Operating Expenses	$ -
Profit / (Loss) before tax	$ -

INFINITE LEGACY WEALTH GROUP, L.L.C
STATEMENT OF CHANGES IN MEMBER'S EQUITY
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
Balance as at 31 December 2024	
Add: Contribution Made during the period	$ -
Add: Profit / (Loss)	$ -
	$ -
Less: Distributions during the period	$ -
Balance as at 31 December 2024	$ -

INFINITE LEGACY WEALTH GROUP, L.L.C
STATEMENT OF CASH FLOWS
AS ON DECEMBER 31, 2024

PARTICULARS	December 31, 2024
	AMOUNT
CASH FLOWS FROM OPERATING ACTIVITES	
Profit / (Loss) before tax	$ -
Adjustment for non cash expenses	$ -
Net cash from / (used in) operating activities	$ -
CASH FLOWS FROM INVESTING ACTIVITES	
Set up cost	$ -
Net cash from / (used in) investing activities	$ -
CASH FLOWS FROM FINANCING ACTIVITES	
Contribution's from Members	$ -
Loan from Members	$ -
Net cash from / (used in) financing activities	$ -
Net Increase in cash and cash equivalents	$ -
Cash and cash equivalents at the beginning of the period	$ -
Cash and cash equivalents at the end of the period	$ -

Exhibit B   Risks of Investing

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not issued a statement on the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

THE PURCHASE OF SECURITIES FROM THE COMPANY IS SPECULATIVE AND INVOLVES SIGNIFICANT RISK, INCLUDING THE RISK THAT YOU WILL LOSE SOME OR ALL OF YOUR MONEY. THIS INVESTMENT IS SUITABLE ONLY FOR INVESTORS WHO FULLY UNDERSTAND AND ARE CAPABLE OF BEARING THE RISKS.

SOME OF THE RISKS ARE DESCRIBED BELOW. THE ORDER IN WHICH THESE RISKS ARE DISCUSSED IS NOT INTENDED TO SUGGEST THAT SOME RISKS ARE MORE IMPORTANT THAN OTHERS.

Risks Associated with the Real Estate Industry.

Speculative Nature of Real Estate Investing. Real estate can be risky and unpredictable. For example, many experienced, informed people lost money when the real estate market declined in 2007-2008. Time has shown that the real estate market goes down without warning, sometimes resulting in significant losses. Some of the risks of investing in real estate include changing laws, including environmental laws; floods, fires, and other acts of God, some of which may not be insurable; changes in national or local economic conditions; changes in government policies, including changes in interest rates established by the Federal Reserve; and international crises. You should invest in real estate in general, and in the Company in particular, only if you can afford to lose your investment and are willing to live with the ups and downs of the real estate industry.

Environmental Risks. The Company has undertaken what it believes to be adequate testing of the property and is not aware of any environmental contamination. However, the nature of these tests is such that contamination cannot be entirely ruled out. Under Federal and State laws, a current or previous owner or operator of real estate may be required to remediate any hazardous conditions without regard to whether the owner knew about or caused the contamination. Similarly, the owner of real estate may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination. The cost of investigating and remediating environmental contamination can be substantial, even catastrophic.

ADA Compliance. The Americans with Disabilities Act of 1990 (the "ADA") requires all public buildings to meet certain standards for accessibility by disabled persons. Complying with the ADA can add significant time and costs to a project.

Regulation and Zoning. Like all real estate projects, this project is subject to extensive building and zoning ordinances and codes, which can change at any time. Complying with all of these rules could add significant time and costs to the project.

Casualty Losses. A fire, hurricane, mold infestation, or other casualties could materially and adversely affect the project.

Illiquidity of Real Estate. Real estate is not "liquid," meaning it's hard to sell. Thus, the Company might not be able to sell the project as quickly as it would like or on the terms that it would like.

Property Values Could Decrease. The value of the Company's real estate could decline, perhaps significantly. Factors that could cause the value of real estate to decline include, but are not limited to:

- Changes in interest rates
- Competition from other property
- Changes in national or local economic conditions
- Changes in zoning
- Environmental contamination or liabilities
- Changes in local market conditions
- Fires, floods, and other casualties
- Uninsured losses
- Undisclosed defects in property
- Incomplete or inaccurate due diligence

Inability to Attract and/or Retain Tenants. The Company will face significant challenges attracting and retaining qualified tenants. These challenges could include:

- Competition from other landlords
- Changes in economic conditions could reduce demand
- Existing tenants might not renew their leases
- The Company might have to make substantial improvements to the property, and/or reduce rent, to remain competitive
- Portions of the property could remain vacant for extended periods
- A tenant could default on its obligations, or go bankrupt, causing an interruption in rental income

Liability for Personal Injury. The Company might be sued for injuries that occur in or outside the project, e.g., "slip and fall" injuries.

Risks Common to Companies on the Platform Generally

Reliance on Management. Under our Operating Agreement, Investors will not have the right to participate in the management of the Company. Instead, Lafayette Lorenzo Nelson III will manage all aspects of the Company and its business. Furthermore, if Lafayette Lorenzo Nelson III or other key personnel of the issuer were to leave the Company or become unable to work, the Company (and your investment) could suffer substantially. Thus, you should not invest unless you are comfortable relying on the Company's management team. You will never have the right to oust management, no matter what you think of them.

Inability to Sell Your Investment. The law prohibits you from selling your securities (except in certain very limited circumstances) for one year after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term (in the case of debt securities) or indefinitely (in the case of equity securities).

We Might Need More Capital. We might need to raise more capital in the future to fund new product development, expand its operations, buy property and equipment, hire new team members, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an Investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Changes in economic conditions could hurt Our businesses. Factors like global or national economic recessions, changes in interest rates, changes in credit markets, changes in capital market conditions, declining employment, decreases in real estate values, changes in tax policy, changes in political conditions, and wars and other crises, among other factors, hurt businesses generally and could hurt our business as well. These events are generally unpredictable.

No Registration Under Securities Laws. Our securities will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the securities will be subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information. Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide Investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, it is possible that you would make a different decision if you had more information.

Lack of Ongoing Information. We will be required to provide some information to Investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting Company; and we are allowed to stop providing annual information in certain circumstances.

Breaches of Security. It is possible that our systems would be "hacked," leading to the theft or disclosure of confidential information you have provided to us. Because techniques used to obtain unauthorized access or to sabotage systems change frequently and generally are not recognized until they are launched against a target, we and our vendors may be unable to anticipate these techniques or to implement adequate preventative measures.

Uninsured Losses. We might not buy enough insurance to guard against all the risks of our business, whether because it doesn't know enough about insurance, because we can't afford adequate insurance or some combination of the two. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, the Company could incur an uninsured loss that could damage our business.

Unreliable Financial Projections. We might provide financial projections reflecting what we believe are reasonable assumptions concerning the Company and its future. However, the nature of business is that financial projections are rarely accurate. The actual results of investing in the Company will likely be different than the projected results, for better or worse.

Limits on Liability of Company Management. Our Operating Agreement limits the liability of management, making it difficult or impossible for Investors to sue managers successfully if they make mistakes or conduct themselves improperly. You should assume that you will never be able to sue the management of the Company, even if they make decisions you believe are stupid or incompetent.

Changes in Laws. Changes in laws or regulations, including but not limited to zoning laws, environmental laws, tax laws, consumer protection laws, securities laws, antitrust laws, and health care laws, could adversely affect the Company.

Conflicts of Interest. In many ways your interests and ours will coincide: you and we want the Company to be as successful as possible. However, our interests might be in conflict in other important areas, including these:

- You might want the Company to distribute money, while the Company might prefer to reinvest it back into the business.
- You might wish the Company would be sold so you can realize a profit from your investment, while management might want to continue operating the business.
- You would like to keep the compensation of managers low, while managers want to make as much as they can.

You would like management to devote all their time to this business, while they might own and manage other businesses as well.

Your Interests Aren't Represented by Our Lawyers. We have lawyers who represent us. These lawyers have drafted our Operating Agreement and Investment Agreement, for example. None of these lawyers represents you personally. If you want your interests to be represented, you will have to hire your own lawyer, at your own cost.

Risks Associated with Equity Securities

Equity Comes Last in the Capital Stack. You will be buying "equity" securities in the Company. The holders of the equity interests stand to profit most if the Company does well but stand last in line to be paid when the Company dissolves. Everyone – the bank, the holders of debt securities, even ordinary trade creditors – has the right to be paid first.

Possible Tax Cost. The Company is a limited liability company and, as such, will be taxed as a partnership, with the result that its taxable income will "flow-through" and be reported on the tax returns of the equity owners. It is, therefore, possible that you would be required to report the taxable income of the Company on your personal tax return, and pay tax on it, even if the Company doesn't distribute any money to you. To put it differently, your taxable income from a limited liability company is not limited to the distributions you receive.

Your Interest Might be Diluted: As an equity owner, your interest will be "diluted" immediately, in the sense that (1) the "book value" of the Company is lower than the price you are paying, and (2) the founder of the Company, and possibly others, bought their stock at a lower price than you are buying yours. Your interest could be further "diluted" in the future if the Company sells stock at a lower price than you paid.

Future Investors Might Have Superior Rights: If the Company needs more capital in the future and sells stock to raise that capital, the new Investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Our Companies will not be Subject to the Corporate Governance Requirements of the National Securities Exchange: Any Company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect Investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the Company or management), which is responsible for monitoring the Company's compliance with the law. Our Company is not required to implement these and other stockholder protections.

Risks Associated with COVID-19

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, which spread throughout other parts of the world, including the United States. On January 30, 2020, the World Health Organization declared the outbreak of the coronavirus disease (COVID19) a "Public Health Emergency of International Concern." On January 31, 2020, U.S. Health and Human Services Secretary declared a public health emergency for the United States to aid the U.S. healthcare community in responding to COVID-19, and on March 11, 2020, the World Health Organization characterized the outbreak as a "pandemic." COVID-19 resulted in a widespread health crisis that adversely affected the economies and financial markets worldwide.

The Company's business could be materially and adversely affected. The extent to which COVID-19 impacts the Company's business will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of COVID-19 and the actions to contain COVID-19 or treat its impact, among others. If the disruptions posed by COVID-19 or other matters of global concern continue for an extended period of time, the Company's operations may be materially adversely affected.

Exhibit C   **Operating Agreement**

OPERATING AGREEMENT
of
Infinite Legacy Wealth Group L.L.C.

This Operating Agreement (the "Agreement") made and entered into this __3rd__ day of __January__, __2025__ (the "Execution Date"),

BY:

Lafayette Lorenzo Nelson III

(the "Member").

BACKGROUND:

A. The Member wishes to be the sole member of a limited liability company.

B. The terms and conditions of this Agreement will govern the Member within the limited liability company.

IN CONSIDERATION OF and as a condition of the Member entering into this Agreement and other valuable consideration, the receipt and sufficiency of which is acknowledged, the Member agrees as follows:

Formation

1. By this Agreement, the Member forms a Limited Liability Company (the "Company") in accordance with the laws of the State of Georgia. The rights and obligations of the Member will be as stated in the Georgia Limited Liability Company Act and The Georgia Professional Association Act (the "Act") except as otherwise provided in this agreement.

Name

2. The name of the Company will be Infinite Legacy Wealth Group L.L.C.

Sole Member

3. While the Company consists only of one Member, any reference in this Agreement to two or more Members and that requires the majority consent or unanimous consent of Members, or that requires a certain percentage vote of Members, should be interpreted as only requiring the consent or vote of the sole Member.

Purpose

Page 1 of 14

4. Consulting, Management.

Term

5. The Company will continue until terminated as provided in this Agreement or may dissolve under conditions provided in the Act.

Place of Business

6. The Principal Office of the Company will be located at 650 Ponce De Leon Ave NE Suite #300-1597, Atlanta, GA 30308, USA or such other place as the Members may from time to time designate.

Capital Contributions

7. The following table shows the Initial Contributions of the initial Member. The Member agrees to make the Initial Contributions to the Company in full, according to the following terms:

Member	Contribution Description	Value of Contribution
Lafayette Nelson III	10,000.	$10,000.00

Allocation of Profits/Losses

8. Subject to the other provisions of this Agreement, the Net Profits or Losses, for accounting purposes, will accrue to and be borne by the sole Member:

Lafayette of Nelson III

9. No Member will have priority over any other Member for the distribution of Net Profits or Losses.

Nature of Interest

10. A Member's Interests in the Company will be considered personal property.

Withdrawal of Contribution

11. No Member will withdraw any portion of their Capital Contributions without the unanimous consent of the other Members.

Liability for Contribution

12. A Member's obligation to make their required Capital Contributions can only be compromised or released with the consent of all remaining Members or as otherwise provided in this Agreement. If a Member does not make the Capital Contributions when due, the Member is obligated at the option of any remaining Members to contribute cash equal to the agreed value of the Capital Contributions. This option is in addition to and not in lieu of any others rights, including the right to specific performance that the Company may have against the Member.

Additional Contributions

13. Capital Contributions may be amended from time to time, according to the business needs of the Company. However, if additional capital is determined to be required and an individual Member is unwilling or unable to meet the additional contribution requirement within a reasonable period, the remaining Members may contribute in proportion to their existing Capital Contributions to resolve the amount in default. In such case, the allocation of Net Profits or Losses and the Distribution of assets on dissociation or dissolution will be adjusted accordingly.

14. Any advance of money to the Company by any Member in excess of the amounts provided for in this Agreement or subsequently agreed to, will be deemed a debt due from the Company rather than an increase in the Capital Contributions of the Member. This liability will be repaid with interest at such rates and times to be determined by a majority of the Members. This liability will not entitle the lending Member to any increased share of the Company's profits nor to a greater voting power. Repayment of such debts will have priority over any other payments to Members.

Capital Accounts

15. An individual capital account (the "Capital Account") will be maintained for each Member and their Initial Contributions will be credited to this account. Any Additional Contributions made by any Member will be credited to that Member's individual Capital Account.

Interest on Capital

16. No borrowing charge or loan interest will be due or payable to any Member on their agreed Capital Contributions inclusive of any agreed Additional Contributions.

Management

17. Management of the Company is vested in the following manager (the "Manager") until such time as this Manager is removed by the Members or withdraws from the position:

- Lafayette Nelson III

18. The duties and responsibilities of the Manager will include the following:

- To work with the company's members to set objectives, define the company's vision, chart its course of growth, oversee financial affairs, and manage day-to-day operations.

19. A new Manager may be added to the Company with a majority vote of the Members.

20. A Manager will be reimbursed for expenses directly related to the operation of the Company.

21. The Members will be consulted and the advice and opinions of the Members will be obtained as much as is practicable. However, the Manager will have management and control of the day-to-day business of the Company for the purposes stated in this Agreement. All matters outside the day-to-day business of the Company will be decided by the Members as outlined elsewhere in this Agreement.

22. In addition to day-to-day management tasks and any other duties and responsibilities already identified in this Agreement, the Manager's duties will include keeping, or causing to be kept, full and accurate business records for the Company according to generally accepted accounting principles (GAAP), and overseeing the preparation of any reports considered reasonably necessary to keep the Members informed of the business performance of the Company.

23. A Manager will not be liable to the Members for any action or failure to act resulting in loss or harm to the Company except in the case of gross negligence or willful misconduct.

24. Each Manager will devote such time and attention to the business of the Company as required to carry out their duties and responsibilities for the conduct of the Company's business.

Authority to Bind Company

25. Only the following individuals, classes or groups have authority to bind the Company in contract: Lafayette Nelson III.

Duty of Loyalty

26. While a person is a Member or Manager of the Company, and for a period of at least five years after that person ceases to be a Member or Manager, that person will not carry on, or participate in, a similar business to the business of the Company within any market regions that were established or contemplated by the Company before or during that person's tenure as Member or Manager.

Duty to Devote Time

27. Each Member will devote such time and attention to the business of the Company as the majority of the Members will from time to time reasonably determine for the conduct of the Company's business.

Member Meetings

28. A meeting may be called by any Member providing that reasonable notice has been given to the other Members.

29. Regular meetings of the Members will be held only as required.

Voting

30. Each Member will be entitled to cast votes on any matter based upon the proportion of that Member's Capital Contributions in the Company.

Admission of New Members

31. A new Member may only be admitted to the Company with a unanimous vote of the existing Members.

32. In addition to the required vote of existing Members to admit a new Member, the following conditions must be satisfied:

    - Appointed in by CEO.

33. The new Member agrees to be bound by all the covenants, terms, and conditions of this Agreement, inclusive of all current and future amendments. Further, a new Member will execute such documents as are needed to affect the admission of the new Member. Any

new Member will receive such business interest in the Company as determined by a unanimous decision of the other Members.

Voluntary Withdrawal of a Member

34. Any Member will have the right to voluntarily withdraw from the Company.

35. The voluntary withdrawal of a Member will have no effect upon the continuance of the Company.

36. It remains incumbent on the withdrawing Member to exercise this dissociation in good faith and to minimize any present or future harm done to the remaining Members as a result of the withdrawal.

Involuntary Withdrawal of a Member

37. Events leading to the involuntary withdrawal of a Member from the Company will include but not be limited to: death of a Member; Member mental incapacity; Member disability preventing reasonable participation in the Company; Member incompetence; breach of fiduciary duties by a Member; criminal conviction of a Member; Operation of Law against a Member; or a legal judgment against a Member that can reasonably be expected to bring the business or societal reputation of the Company into disrepute. Expulsion of a Member can also occur on application by the Company or another Member, where it has been judicially determined that the Member: has engaged in wrongful conduct that adversely and materially affected the Company's business; has willfully or persistently committed a material breach of this Agreement or of a duty owed to the Company or to the other Members; or has engaged in conduct relating to the Company's business that makes it not reasonably practicable to carry on the business with the Member.

38. The involuntary withdrawal of a Member will have no effect upon the continuance of the Company.

Dissociation of a Member

39. Where the Company consists of two or more Members, in the event of either a voluntary or involuntary withdrawal of a Member, if the remaining Members elect to purchase the interest of the withdrawing Member, the remaining Members will serve written notice of such election, including the purchase price and method and schedule of payment for the withdrawing Member's Interests, upon the withdrawing Member, their executor, administrator, trustee, committee or analogous fiduciary within a reasonable period after acquiring knowledge of the change in circumstance to the affected Member. The

purchase amount of any buyout of a Member's Interests will be determined as set out in the Valuation of Interest section of this Agreement.

40. Valuation and Distribution will be determined as described in the Valuation of Interest section of this Agreement.

41. The remaining Members retain the right to seek damages from a dissociated Member where the dissociation resulted from a malicious or criminal act by the dissociated Member or where the dissociated Member had breached their fiduciary duty to the Company or was in breach of this Agreement or had acted in a way that could reasonably be foreseen to bring harm or damage to the Company or to the reputation of the Company.

42. A dissociated Member will only have liability for Company obligations that were incurred during their time as a Member. On dissociation of a Member, the Company will prepare, file, serve, and publish all notices required by law to protect the dissociated Member from liability for future Company obligations.

43. Where the remaining Members have purchased the interest of a dissociated Member, the purchase amount will be paid in full, but without interest, within 90 days of the date of withdrawal. The Company will retain exclusive rights to use of the trade name and firm name and all related brand and model names of the Company.

Right of First Purchase

44. Where the Company consists of two or more Members, in the event that a Member's Interests in the Company is or will be sold, due to any reason, the remaining Members will have a right of first purchase of that Member's Interests. The value of that interest in the Company will be the lower of the value set out in the Valuation of Interest section of this Agreement and any third party offer that the Member wishes to accept.

Assignment of Interest

45. A Member's financial interest in the Company can only be assigned to another Member and cannot be assigned to a third party except with the unanimous consent of the remaining Members.

46. In the event that a Member's Interests in the company is transferred or assigned as the result of a court order or Operation of Law, the trustee in bankruptcy or other person acquiring that Member's Interests in the Company will only acquire that Member's economic rights and interests and will not acquire any other rights of that Member or be admitted as a

Member of the Company or have the right to exercise any management or voting interests.

Valuation of Interest

47. A Member's financial interest in the Company will be in proportion to their Capital Contributions, inclusive of any Additional Capital Contributions.

48. In the absence of a written agreement setting a value, the value of the Company will be based on the fair market value appraisal of all Company assets (less liabilities) determined in accordance with generally accepted accounting principles (GAAP). This appraisal will be conducted by an independent accounting firm agreed to by all Members. An appraiser will be appointed within a reasonable period of the date of withdrawal or dissolution. The results of the appraisal will be binding on all Members. The intent of this section is to ensure the survival of the Company despite the withdrawal of any individual Member.

49. No allowance will be made for goodwill, trade name, patents or other intangible assets, except where those assets have been reflected on the Company books immediately prior to valuation.

Dissolution

50. The Company may be dissolved by a unanimous vote of the Members. The Company will also be dissolved on the occurrence of events specified in the Act.

51. Upon Dissolution of the Company and liquidation of Company property, and after payment of all selling costs and expenses, the liquidator will distribute the Company assets to the following groups according to the following order of priority:

    a. in satisfaction of liabilities to creditors except Company obligations to current Members;

    b. in satisfaction of Company debt obligations to current Members; and then

    c. to the Members based on Member financial interest, as set out in the Valuation of Interest section of this Agreement.

Records

52. The Company will at all times maintain accurate records of the following:

    a. Information regarding the status of the business and the financial condition of the Company.

    b. A copy of the Company federal, state, and local income taxes for each year, promptly after becoming available.

    c. Name and last known business, residential, or mailing address of each Member and Manager, as well as the date that person became a Member or Manager.

    d. A copy of this Agreement and any articles or certificate of formation, as well as all amendments, together with any executed copies of any written powers of attorney pursuant to which this Agreement, articles or certificate, and any amendments have been executed.

    e. The cash, property, and services contributed to the Company by each Member, along with a description and value, and any contributions that have been agreed to be made in the future.

53. Each Member has the right to demand, within a reasonable period of time, a copy of any of the above documents for any purpose reasonably related to their interest as a Member of the Company, at their expense.

54. Each Manager has the right to examine the above documents for any purpose reasonably related to their position as Manager of the Company.

Books of Account

55. Accurate and complete books of account of the transactions of the Company will be kept in accordance with generally accepted accounting principles (GAAP) and at all reasonable times will be available and open to inspection and examination by any Member. The books and records of the Company will reflect all the Company's transactions and will be appropriate and adequate for the business conducted by the Company.

Banking and Company Funds

56. The funds of the Company will be placed in such investments and banking accounts as will be designated by the Members. All withdrawals from these accounts will be made by the duly authorized agent or agents of the Company as appointed by unanimous consent of the Members. Company funds will be held in the name of the Company and will not be commingled with those of any other person or entity.

Audit

57. Any of the Members will have the right to request an audit of the Company books. The cost of the audit will be borne by the Company. The audit will be performed by an accounting firm acceptable to all the Members. Not more than one (1) audit will be required by any or all of the Members for any fiscal year.

Fiscal Year End

58. The fiscal year end of the Company is the 31st day of December.

Tax Treatment

59. This Company is intended to be treated as a corporation, for the purposes of Federal and State Income Tax.

Annual Report

60. As soon as practicable after the close of each fiscal year, the Company will furnish to each Member an annual report showing a full and complete account of the condition of the Company including all information as will be necessary for the preparation of each Member's income or other tax returns. This report will consist of at least:

    a. A copy of the Company's federal income tax returns for that fiscal year.

    b. Income statement.

    c. Balance sheet.

    d. Cash flow statement.

    e. A breakdown of the profit and loss attributable to each Member.

Goodwill

61. The goodwill of the Company will be assessed at an amount to be determined by appraisal using generally accepted accounting principles (GAAP).

Governing Law

62. The Members submit to the jurisdiction of the courts of the State of Georgia for the enforcement of this Agreement or any arbitration award or decision arising from this Agreement.

Force Majeure

63. A Member will be free of liability to the Company where the Member is prevented from executing their obligations under this Agreement in whole or in part due to force majeure, such as earthquake, typhoon, flood, fire, and war or any other unforeseen and uncontrollable event where the Member has communicated the circumstance of the event to any and all other Members and where the Member has taken any and all appropriate action to satisfy his duties and obligations to the Company and to mitigate the effects of the event.

Forbidden Acts

64. No Member may do any act in contravention of this Agreement.

65. No Member may permit, intentionally or unintentionally, the assignment of express, implied or apparent authority to a third party that is not a Member of the Company.

66. No Member may do any act that would make it impossible to carry on the ordinary business of the Company.

67. No Member will have the right or authority to bind or obligate the Company to any extent with regard to any matter outside the intended purpose of the Company.

68. No Member may confess a judgment against the Company.

69. Any violation of the above forbidden acts will be deemed an Involuntary Withdrawal and may be treated accordingly by the remaining Members.

Indemnification

70. All Members will be indemnified and held harmless by the Company from and against any and all claims of any nature, whatsoever, arising out of a Member's participation in Company affairs. A Member will not be entitled to indemnification under this section for liability arising out of gross negligence or willful misconduct of the Member or the breach by the Member of any provisions of this Agreement.

Liability

71. A Member or any employee will not be liable to the Company or to any other Member for any mistake or error in judgment or for any act or omission believed in good faith to be within the scope of authority conferred or implied by this Agreement or the Company.

The Member or employee will be liable only for any and all acts and omissions involving intentional wrongdoing.

Liability Insurance

72. The Company may acquire insurance on behalf of any Member, employee, agent or other person engaged in the business interest of the Company against any liability asserted against them or incurred by them while acting in good faith on behalf of the Company.

Life Insurance

73. The Company will have the right to acquire life insurance on the lives of any or all of the Members, whenever it is deemed necessary by the Company. Each Member will cooperate fully with the Company in obtaining any such policies of life insurance.

Actions Requiring Unanimous Consent

74. The following actions will require the unanimous consent of all Members:

    a. Endangering the ownership or possession of Company property including selling, transferring or loaning any Company property or using any Company property as collateral for a loan.

    b. Releasing any Company claim except for payment in full.

Amendment of this Agreement

75. No amendment or modification of this Agreement will be valid or effective unless in writing and signed by all Members.

Title to Company Property

76. Title to all Company property will remain in the name of the Company. No Member or group of Members will have any ownership interest in Company property in whole or in part.

Miscellaneous

77. Time is of the essence in this Agreement.

78. This Agreement may be executed in counterparts.

79. Headings are inserted for the convenience of the Members only and are not to be considered when interpreting this Agreement. Words in the singular mean and include the plural and vice versa. Words in the masculine gender include the feminine gender and vice versa.

Words in a neutral gender include the masculine gender and the feminine gender and vice versa.

80. If any term, covenant, condition or provision of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, it is the Members' intent that such provision be reduced in scope by the court only to the extent deemed necessary by that court to render the provision reasonable and enforceable and the remainder of the provisions of this Agreement will in no way be affected, impaired or invalidated as a result.

81. This Agreement contains the entire agreement between the Members. All negotiations and understandings have been included in this Agreement. Statements or representations that may have been made by any Member during the negotiation stages of this Agreement, may in some way be inconsistent with this final written Agreement. All such statements have no force or effect in respect to this Agreement. Only the written terms of this Agreement will bind the Members.

82. This Agreement and the terms and conditions contained in this Agreement apply to and are binding upon each Member's successors, assigns, executors, administrators, beneficiaries, and representatives.

83. Any notices or delivery required here will be deemed completed when hand-delivered, delivered by agent, or seven (7) days after being placed in the post, postage prepaid, to the Members at the addresses contained in this Agreement or as the Members may later designate in writing.

84. All of the rights, remedies and benefits provided by this Agreement will be cumulative and will not be exclusive of any other such rights, remedies and benefits allowed by law.

Definitions

85. For the purpose of this Agreement, the following terms are defined as follows:

    a. "Additional Contribution" means Capital Contributions, other than Initial Contributions, made by Members to the Company.

    b. "Capital Contributions" means the total amount of cash, property, or services contributed to the Company by any one Member.

c. "Distribution" means a payment of Company profits to the Members.

d. "Initial Contributions" means the initial Capital Contributions made by any Member to acquire an interest in the Company.

e. "Member's Interests" means the Member's collective rights, including but not limited to, the Member's right to share in profits, Member's right to a share of Company assets on dissolution of the Company, Member's voting rights, and Member's rights to participate in the management of the Company.

f. "Net Profits or Losses" means the net profits or losses of the Company as determined by generally accepted accounting principles (GAAP).

g. "Operation of Law" means rights or duties that are cast upon a party by the law, without any act or agreement on the part of the individual, including, but not limited to, an assignment for the benefit of creditors, a divorce, or a bankruptcy.

h. "Principal Office" means the office whether inside or outside the State of Georgia where the executive or management of the Company maintain their primary office.

i. "Voting Members" means the Members who belong to a membership class that has voting power. Where there is only one class of Members, then those Members constitute the Voting Members.

IN WITNESS WHEREOF the Member has duly affixed their signature under hand and seal on this 30th day of January, 2025.

Lafayette Lorenzo Nelson III (Member)

LYNDSAE D KING
Notary Public - State of Maryland
Prince George's County
My Commission Expires Nov 16, 2026

STATE/COMMONWEALTH OF Maryland
CITY/COUNTY OF Prince Georges
SUBSCRIBED AND SWORN TO BEFORE ME
THIS 30th DAY January, 20 25
BY
NOTARY PUBLIC REGISTRATION # n/A
MY COMMISSION EXPIRES 11/16/2026

Exhibit D   Investor Agreement

THE SECURITIES COVERED BY THIS AGREEMENT HAVE BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NONE OF THE SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD, OR OTHERWISE TRANSFERRED, PLEDGED, OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

INVESTMENT AGREEMENT

This is an Agreement, dated _____ by and between Infinite Legacy Wealth Group, L.L.C., a Georgia Limited Liability Company (the "Company") and _____ ("Purchaser").

Background

Purchaser wishes to purchase an interest in the Company Hahnemann Hospital Redevelopment project offered through https://realrisecapital.net/ (the "Site"), operated by RealRise Capital LLC (the "Intermediary").   The Intermediary is entitled to rely on certain terms of this agreement as if a party hereto.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

Defined Terms.

Capitalized terms that are not otherwise defined in this Investment Agreement have the meanings given to them in the Company's Form C and its attachments and exhibits, all available at the Site. In this Investment Agreement, we refer to Form C as the "Disclosure Document." We sometimes refer to the Company using terms like "we" or "us," and to Purchaser using terms like "you" or "your."

1. Purchase of Common Stock.

> **1.1. In General.** Subject to section 1.2 and the other terms and conditions of this Agreement, the Company hereby agrees to sell to Purchaser, and Purchaser hereby agrees to purchase from the Company, Hahnemann Hospital Redevelopment interest in the form of common stock for $_____ (the "Original Purchase Amount"), equal to _____ "shares" (determined by dividing such amount by $_____ per share), as of the date the Company accepts the subscription outlined herein (as set forth on the signature page hereto). We refer to your Hahnemann Hospital Redevelopment interest as the "Common Stock" or the "Securities")

> **1.2. Reduction for Oversubscription.** If the Company receives subscriptions from qualified Investors for more than the amount we are trying to raise, we may reduce your subscription and therefore the amount of your Common Stock, as explained in the Disclosure Document.

2. Our Right to Reject Investment.

We have the right to reject your subscription for any reason or for no reason, at our sole discretion. If we reject your subscription, any money you have given us will be returned to you.

3. No Certificate.

You will not receive a paper certificate representing your Common Stock. If any certificate is prepared in the future, it will contain appropriate restrictive legends.

4. Your Promises.

You promise that:

4.1. **Accuracy of Information.** All of the information you have given to us at the Site (including without limitation information regarding your status as an accredited or non-accredited investor, your financial situation, income, net worth and/or assets, your prior investment history, and your experience in investing in private placements of securities of this nature, including through offerings of securities in crowdfunding offerings under Rule 4(a)(6) of the Securities Act ("Regulation CF"), is true, complete and accurate and we (and the Intermediary) may rely on it. If any of the information you have given to us or the Intermediary changes before we accept your subscription, you will notify us immediately. If any of the information you have given to us or to the Intermediary is inaccurate and we are damaged (harmed) as a result, you will indemnify us, meaning you will pay any damages.

4.2. **Review of Information.** You have read all of the information in the Disclosure Document, including all the exhibits. Without limiting that statement, you have reviewed the Corporate Bylaws of the Company (attached as an exhibit to the Disclosure Document) and understand its terms, including those dealing with distributions.

4.3. **Risks; Limited Voting Rights.** You understand all of the risks of investing, including the risk that you could lose all of your money. Without limiting that statement, you have reviewed and understood all of the risks described in the Disclosure Document. You understand that there are limited voting rights associated with the Securities, and consequently, you will have limited power to impact the operations of the Company.

4.4. **No Representations; Valuation.** Nobody has made any promises or representations to you, except the information in the Disclosure Document. Nobody has guaranteed any financial outcome of your investment. Purchaser acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. Purchaser further acknowledges that future offerings of securities by the Company may be made at lower valuations, with the result that Purchaser's investment will bear a lower valuation.

4.5. **Opportunity to Ask Questions.** You have had the opportunity to ask questions about the Company and the investment at the Site. All of your questions have been answered to your satisfaction.

4.6. **Your Legal Power to Sign and Invest.** You have the legal power to sign this Investment Agreement and purchase the Common Stock. Your investment will not violate any contract you have entered into with someone else.

4.7. **Acting On Your Own Behalf.** You are acting on your own behalf in purchasing the Common Stock, not on behalf of anyone else.

4.8. **Investment Purpose.** You are purchasing the Common Stock solely as an investment, not with an intent to re-sell or "distribute" any part of it.

4.9. **Knowledge.** You have enough knowledge, skill, and experience in business, financial, and investment matters to evaluate the merits and risks of the investment.

4.10. **Financial Wherewithal.** You can afford this investment, even if you lose your money. You don't need this money for your current needs, like rent or utilities.

4.11. **No Government Approval.** You understand that no state or federal authority has reviewed this Investment Agreement or the Common Stock or made any finding relating to the value or fairness of the investment.

4.12. **Restrictions on Transfer.** You understand that the Common Stock may not be transferrable and that securities laws also limit transfer. This means you will probably be required to hold the Common Stock indefinitely. Purchaser agrees that Purchaser will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding and in compliance with the Company's Corporate Bylaws.   Without limiting the foregoing, Purchaser agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Investment Agreement, it shall not transfer such securities except:

i.   To the Company;

ii.   To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

iii.   As part of an offering registered under the Securities Act with the SEC; or

iv.   To a member of the Purchaser's family or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstance.

Purchaser understands further that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferable under the Securities Act, a secondary market in the Securities may not develop. Purchaser understands that for these and other reasons, Purchaser may not be able to liquidate an investment in the Securities for an indefinite period of time.4.13. **No Advice.** We have not provided you with any investment, financial, or tax advice. Instead, we have advised you to consult with your own legal and financial advisors and tax experts.

4.14. **Tax Treatment.** We have not promised you any particular tax outcome from owning the Common Stock.

4.15. **Past Performance.** You understand that even if we have been successful in the past, this doesn't mean we will be successful with your Common Stock.

4.16. **Money Laundering; "Bad Actor" Compliance.** The money you are investing was not acquired from "money laundering" or other illegal activities. You will provide us with additional information relating to the source of the funds if we reasonably believe we are required to request such information by law.

Purchaser hereby represents that none of the "bad actor" disqualifying events described in Rule 503 of Regulation CF (a "Disqualification Event") is applicable to Purchaser or any of its Rule 503 Related Parties. For purposes of this Agreement, "Rule 503 Related Party" shall mean with respect to any person, any other person that is a beneficial owner of such Purchaser's securities for purposes of Rule 503 of Regulation Crowdfunding. Purchaser agrees that, if Purchaser owns twenty percent (20%) or more of the Company's outstanding membership units at any time or otherwise becomes subject to Rule 503 of Regulation CF, Purchaser will complete, and cause any of its directors, officers, managers, partners or owners who are a beneficial owner of twenty percent (20%) or more of Purchaser's outstanding membership units to complete, a "Disqualification Event Questionnaire" containing representations as to potential Disqualification Events, and such questionnaire shall constitute a representation and warranty by Purchaser under this ~~Subscription~~ Investment Agreement. Purchaser will immediately notify the Company in writing if it becomes subject to a Disqualification Event at any date after Purchaser completes a Disqualification Event Questionnaire. If Purchaser becomes subject to a Disqualification Event at any date after the date that Purchaser completes a Disqualification Event Questionnaire, Purchaser agrees and covenants to use Purchaser's best efforts to coordinate with the Company (i) to provide documentation as reasonably requested by the Company related to any such Disqualification Event and (ii) to remedy such Disqualification Event (including, in the sole discretion of the Company, through the repurchase of all or any portion of the Securities from the Subscriber, out of funds legally available therefor, at the Repurchase Price (as defined below)) such that the Disqualification Event will not affect in any way the Company's or its affiliates' ongoing and/or future reliance on the exemptions available under Regulation CF promulgated under the Securities Act.

4.17. **Additional Documents.** You will execute any additional documents we request if we reasonably believe those documents are necessary or appropriate and explain why.

4.18. **Authority.** If the Purchaser is an entity (for example, a partnership or corporation), then the individual signing this Investment Agreement has the legal authority to do so. **5. Confidentiality.**

The information on the Site, including the information in the Disclosure Document, is confidential. You will not reveal such information to anyone or use such information for your own benefit, except to purchase the Common Stock.

6. Re-Purchase of Common Stock; CF SPV.

6.1   If we determine (in our sole discretion) that you provided us or the Intermediary with inaccurate information or have otherwise violated your obligations set forth herein or in the Corporate Bylaws, we may (but shall not be required to) repurchase your Common Stock for an amount equal to the lesser of (1) the Original Purchase Amount or (2) fair market value of the Common Stock, as determined in good faith by the Company (the "Repurchase Price").

6.2   In the event the Managers of the Company determine in good faith that it is advisable for the Company to utilize a special-purpose vehicle or other entity designed to aggregate the interests of holders of Securities issued pursuant to Regulation CF (a "CF SPV") in the future, you hereby consent to such reorganization and the issuance of interests in such CF SPV in exchange for the Securities and agree to take any and all actions determined by the Managers of the Company in good faith to be advisable to consummate such reorganization.

7. Execution of Corporate Bylaws.

By signing this Agreement, you are also signing the Corporate Bylaws, just as if you had signed a paper copy of the Corporate Bylaws.

8. Governing Law.

Your relationship with us shall be governed by the Wyoming law, without taking into account principles of conflicts of law.

9. Arbitration.

9.1. **Right to Arbitrate Claims.** If any kind of legal claim arises between us, either of us will have the right to arbitrate the claim, rather than use the courts. There are only three exceptions to this rule. First, we will not invoke our right to arbitrate a claim you bring in Small Claims Court or an equivalent court, if any, so long as the claim is pending only in that court. Second, we have the right to seek an injunction in court if you violate or threaten to violate your obligations. Third, claims arising under the Corporate Bylaws will be handled as provided in the Corporate Bylaws.

9.2. **Place of Arbitration; Rules.** All arbitration will be conducted in the State of Georgia unless we agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in accordance with the rules of the American Arbitration Association.

9.3. **Appeal of Award.** Within 30 days of a final award by the single arbitrator, you or we may appeal the award for reconsideration by a three-arbitrator panel. If you or we appeal, the other party may cross-appeal within 30 days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

9.4. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

9.5. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, arbitration decision, or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

10. Consent to Electronic Delivery.

You agree that we may deliver all notices, tax reports, and other documents and information to you by email or another electronic delivery method we choose. You agree to tell us right away if you change your email address or home mailing address, so we can send information to the new address.

11. Notices.

All notices between us will be electronic. You will contact us by email at lafayettenelson.ilwg@gmail.com. We will contact you by email at the email address you used to register at the Site. Either of us may change our email address by notifying the other (by email). Any notice will be considered to have been received on the day it was sent by email unless the recipient can demonstrate that a problem occurred with delivery. You should designate our email address as a "safe sender" so our emails do not get trapped in your spam filter.

12. Limitations on Damages.

WE WILL NOT BE LIABLE TO YOU FOR ANY LOST PROFITS OR SPECIAL, CONSEQUENTIAL, OR PUNITIVE DAMAGES, EVEN IF YOU TELL US YOU MIGHT INCUR THOSE DAMAGES. This means that at most, you can sue us for the amount of your investment. You can't sue us for anything else.

13. Waiver of Jury Rights.

IN ANY DISPUTE WITH US, YOU AGREE TO WAIVE YOUR RIGHT TO A TRIAL BY JURY. This means that any dispute will be heard by an arbitrator or a judge, not a jury.

14. Miscellaneous Provisions.

14.1. **No Transfer.** You may not transfer your rights or obligations.

14.2. **Right to Legal Fees.** If we have a legal dispute with you, the losing party will pay the costs of the winning party, including reasonable legal fees.

14.3. **Headings.** The headings used in this Investment Agreement (e.g., the word "Headings" in this paragraph), are used only for convenience and have no legal significance.

14.4. **No Other Agreements.** This Investment Agreement and the documents it refers to are the only agreements between us.

14.5. **Electronic Signature.** You will sign this Investment Agreement electronically, rather than physically.

[SIGNATURES CONTAINED ON FOLLOWING PAGES]

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN INDIVIDUAL

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above.   The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

By: _____

Investor Signature

ACCEPTED: Infinite Legacy Wealth Group, L.L.C.

SPONSOR:
Infinite Legacy Wealth Group, L.L.C.

(Sign) _____
Lafayette Lorenzo Nelson, III, CEO
Infinite Legacy Wealth Group, L.L.C.

Acceptance Date: _____

SIGNATURE PAGE FOR AN INVESTOR WHO IS AN ENTITY

IN WITNESS WHEREOF, the undersigned has executed this Investment Agreement effective on the date first written above. The undersigned investor agrees that by signing below, such investor agrees to the terms of the Corporate Bylaws and that this signature page shall act as a joinder to such agreement.

_____, a _____ _____

By: _____, its _____

Investor Signature

ACCEPTED: Infinite Legacy Wealth Group, L.L.C.

SPONSOR:
Infinite Legacy Wealth Group, L.L.C.

(Sign) _____
Lafayette Lorenzo Nelson, III, CEO
Infinite Legacy Wealth Group, L.L.C.

Acceptance Date: _____

Exhibit E   Form of Note


NON-NEGOTIABLE PROMISSORY NOTE

Infinite Legacy Wealth Group, L.L.C.
Non-Negotiable Promissory Note


THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR UNDER ANY STATE SECURITIES LAWS. THIS NOTE IS SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, SOLD, OFFERED FOR SALE, PLEDGED, OR HYPOTHECATED IN THE ABSENCE OF A REGISTRATION STATEMENT IN EFFECT WITH RESPECT TO THIS NOTE UNDER THE ACT OR APPLICABLE STATE SECURITIES LAWS OR AN OPINION OF COUNSEL SATISFACTORY TO THE COMPANY THAT ANY PROPOSED TRANSFER OR RESALE IS IN COMPLIANCE WITH THE ACT AND ANY APPLICABLE STATE SECURITIES LAWS.

THIS NOTE IS OFFERED AND ISSUED PURSUANT TO A FORM C FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON_____, AND AN INVESTMENT AGREEMENT BETWEEN THE COMPANY AND THE PURCHASER.

Name of Purchaser		Principal Amount	$_____

FOR VALUE RECEIVED, Infinite Legacy Wealth Group, L.L.C. the "Company"), hereby promises to pay to the Purchaser the Principal Amount indicated above, plus interest and other amounts described in the Company "Note Indenture" dated _____ the terms of which are hereby incorporated into this Non-Negotiable Promissory Note as if they were set forth in their entirety.

IN WITNESS WHEREOF, the Company has caused this instrument to be signed by its duly authorized officer.

Infinite Legacy Wealth Group, L.L.C.

By _____
Lafayette Lorenzo Nelson, III
CEO

Exhibit F   Note Indenture

NOTE INDENTURE

Infinite Legacy Wealth Group, L.L.C.
Note indenture

This Note Indenture is entered into by Infinite Legacy Wealth Group, L.L.C., a Georgia limited liability company (the "Company"), and each person who acquires a promissory note referencing this Note Indenture (a "Purchaser").

Background

The Company offers promissory notes (the "Notes") pursuant to a Form C filed with the Securities and Exchange Commission on _____ (the "Offering"). This Note Indenture sets forth certain terms applicable to the Notes that are not set forth in the Notes themselves.

NOW, THEREFORE, acknowledging the receipt of adequate consideration and intending to be legally bound, the parties hereby agree as follows:

1.   **Application of Note Indenture to Notes.** The Company and each Purchaser hereby agree that the terms of this Note Indenture shall apply to each Note, as if the terms of this Note Indenture were fully set forth in each Note.

2.   **Events of Default.** An "Event of Default" shall be deemed to have occurred for purposes of this Note Indenture if:

2.1. The Company fails to pay to a Purchaser any amount due under the Note held by such Purchaser and such failure continues for thirty (30) days following written notice from such Purchaser; or

2.2. The Company becomes subject to a voluntary or involuntary proceeding of bankruptcy, insolvency, or otherwise subject to receivership and remains so for a period of sixty (60) days; or

2.3. The Company breaches its obligations under section 4 and such breach remains uncured for sixty (60) days following written notice from any Purchaser.

3.   **Consequences of Default.**

3.1. **Notice.** Upon the occurrence of an Event of Default, the Company shall notify all Purchasers, describing the circumstances of such Event of Default (a "Notice of Default"). The Company's Notice of Default shall be accompanied by a list showing, with respect to each Purchaser, the name and email address of such Purchaser as well as the amount outstanding with respect to the Note(s) held by such Purchaser.51

3.2. **Appointment of Representative.**

3.2.1. Selection. Upon the occurrence of an Event of Default, a single representative shall be appointed to represent all of the Purchasers as a group (the "Representative"). The Representative, who may but need not be a Purchaser, shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a Representative within sixty (60) days following the Notice of Default, then the Company may select a Representative, who shall (i) not be employed by or affiliated with the Company, and (ii) have relevant experience representing the interests of bondholders or noteholders.

3.2.2. **Authority of Representative.** The Representative shall have the power, on behalf of each Purchaser, to pursue such remedies against the Company as may be available by law and pursuant to this Note Indenture, for the purpose of maximizing the return to the Purchasers as a group, and to settle the claims of each Purchaser on such terms as the Representative may determine in its sole and unlimited discretion, subject to the other provisions of this Note Indenture. The Representative may pursue such remedies notwithstanding that the Representative does not have physical possession of the Notes and without naming the Purchasers as parties.

3.2.3. **Power of Attorney.** Upon the appointment of a Representative, each Purchaser shall be deemed to have granted to the Representative a limited Power of Attorney for the purpose of carrying out such Representative's responsibilities under this Note Indenture. Each Purchaser shall, upon the request of the Representative, execute such additional documents and instruments as may be reasonably necessary to confirm such limited Power of Attorney and otherwise carry out the purposes of this Note Indenture.

3.2.4. **No Separate Claims.** No Purchaser may bring any claim against the Company to enforce the payment obligation evidenced by a Note. All such claims may be brought only by the Representative, acting on behalf of and in the name of each Purchaser.

3.2.5. **Release of Claims by Purchasers.** Each Purchaser hereby releases the Representative for all claims arising from the Representative's performance of its services pursuant to this Note Indenture, except and to the extent that such claims arise from the gross negligence or intentional misconduct of the Representative.

3.2.6. **Fees of Representative.** The fees of the Representative shall be paid by the Company, and no Purchaser shall be obligated to pay such fees directly, understanding that the fees paid to the Representative by the Company could reduce the amount ultimately paid to the Purchasers with respect to the Notes.

3.2.7. **Resignation of Representative.** A Representative may resign at any time by giving notice to the Company and all of the Purchasers at least thirty (30) days before such resignation is to become effective. Upon the resignation of a Representative a replacement shall be selected by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note. If the Purchasers have not selected a replacement Representative within sixty (60) days following the effective date of the resignation, then the Company may select a replacement Representative in accordance with section 3.2.1.

3.2.8. **Termination of Representative**. The services of a Representative may be terminated at any time by the affirmative vote of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, but only if they simultaneously appoint a replacement Representative.

3.3. **Remedies.**

3.3.1. **In General.** Upon the occurrence of an Event of Default, the Purchasers shall be entitled to any remedy that may be available by law. However, the Representative shall not, without the affirmative consent of Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, have the right to accelerate the payment of outstanding principal with respect to the Notes.

3.3.2. **Additional Interest.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the interest rate payable with respect to each Note shall be increased by twenty percent (20%). For example, if the interest rate on a Note were ten percent (10%) before an Event of Default, it would be twelve percent (12%) following and during the continuance of an Event of Default.

3.3.3. **Expenses.** Following the occurrence of an Event of Default, and continuing while such Event of Default remains in effect, the Company shall be responsible for the reasonable fees of the Representative, the reasonable fees of attorneys engaged by the Representative, and all other reasonable costs of the Representative incurred to pursue the remedies set forth above.

3.4. **Application of Payments.**

3.4.1. **In General.** Following any Event of Default with respect to any Note, and continuing while such Event of Default remains in effect, the Company shall apply all payments made by the Company with respect to Notes in the following order of priority:

(a) First, to pay the expenses described in section 3.3.3;

(b) Second, to pay the interest due as of the date of such payment, in the order of the due dates of such interest, with the interest longest overdue paid first, and, if the amount available is insufficient to pay in full all interest due as of a given date, then to pay a *pro rata* portion of all such interest; and

(c) Third, to pay principal due as of the date of such payment, in the order of the due dates of such principal, with the principal longest overdue paid first, and, if the amount available is insufficient to pay in full all principal due as of a given date, then to pay a *pro rata* portion of all such principal.

3.4.2. **Payments Deemed Held in Trust.** Any Purchaser who receives payment while an Event of Default remains in effect in excess of the amount such Purchaser should have received pursuant to section 3.4.1 shall be deemed to be holding such excess in trust for the benefit of other Purchasers and shall return such excess on demand.

3.5. **Forbearance Not a Waiver.** If a Purchaser or the Representative delays in exercising or fails to exercise any of its rights under a Note or this Note Indenture, that delay or failure shall not constitute a waiver of any rights or of any breach or default. No waiver by a Purchaser or the Representative shall be effective unless the waiver is expressly stated in a writing and signed by the Purchaser or the Representative, as the case may be.

3.6. **Termination of Default.** An Event of Default shall be deemed to have been terminated upon the earliest to occur of:

3.6.1. The date the Representative and the Company entered into a settlement of all claims; or

3.6.2. If the acceleration of the outstanding principal with respect to the Notes has not been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers, all interest and principal due through such date, taking into account section 3.3.2; and (ii) to the Representative, all the expenses described in section 3.3.3; or

3.6.3. If the acceleration of the outstanding principal with respect to the Notes has been authorized by the Purchasers, the date the Company has paid (i) to the Purchasers all interest and principal due through such date, taking into account section 3.3.2 and (ii) to the Representative, all the expenses described in section 3.3.3; but only if Purchasers holding a majority of the Notes, measured by the amount outstanding with respect to each Note, agree to annul the demand for acceleration.

4. Limitation on Distributions.

4.1. **Certification Required.** Before making any distribution to its equity owners, the Company shall obtain from its Manager a certification that, in the opinion of the Manager, the remaining assets of the Company (*i.e.*, the assets remaining following such distribution) will, more likely than not, be sufficient to make all scheduled payments with respect to the Notes issued and outstanding at the time of such distribution.

4.2. **No Distributions Upon Default.** The Company shall not make any distributions to its equity owners (i) following the occurrence of an Event of Default, (ii) while such Event of Default remains in effect, or (iii) for a period of three (3) months following the termination of such Event of Default.

4.3. **Obligation to Return Distributions.** Before making any distribution to its equity owners, the Company shall obtain from each equity owner a binding written covenant that if an Event of Default occurs within six (6) months following the date of any distribution, such equity owner shall return to the Company the entire amount received by such equity owner during such six (6) month period.

4.4. **Limitation of Liability.** Neither the Company's Manager nor any person acting on behalf of the Company's Manager shall be liable to any person for having made a certification described in section 4.1 unless such person acted out of self-interest and with gross negligence or intentional disregard to the financial condition of the Company. In no event shall any such person be liable if, immediately following the distribution that was the subject of the certification, the aggregate outstanding indebtedness of the Company did not exceed eighty percent (80%) of the aggregate fair market value of all of the Company's assets.

5. Payments Required.

5.1. **Maturity Date.** The entire amount outstanding under each Note, including all outstanding principal, Regular Interest, and Participation Interest (as such terms are defined below), shall be due on December 31, 2026 (the "Maturity Date").

5.2. **Principal and Interest.** Interest ("Regular Interest") shall accrue on the outstanding principal of each Note at the rate of twenty-five percent (25%) per year. Principal payments will be calculated over a 18-months amortization period. Interest will accrue the first year and be added to the principal balance owed, until principal and interest payments ("Payments") will commence upon the estimated date of sale on December 31, 2026. Thereafter payment shall be made at the end of each quarter, for the previous quarter. However, if the Company's Cash Flow (as defined below) is less than the amount of all payments due, the Company may defer the shortfall until such time as it has sufficient Cash Flow. In that event, the unpaid Regular Interest shall bear interest at (25%) per year until paid. See **Exhibit G: Amortization Schedule** attached.

      5.3. **Prepayment.** The Company may prepay any Note at any time, in whole or in part, without penalty.

6. Payment and Withholding.

      6.1. **Payment.** All payments with respect to the Notes will be made as Automated Clearing House (ACH) deposits into an account designated by each Purchaser. To the extent a Purchaser does not authorize the Company to make such ACH distributions into a designated Purchaser account, payments to such Purchaser will be made by check and mailed to such Purchaser after deduction by the Company from each such check of a Fifty Dollar ($50) processing fee.

      6.2. **Withholding.** If any withholding tax is imposed on any payment made by the Company to a Purchaser pursuant to a Note, such tax shall reduce the amount otherwise payable with respect to such payment. Upon request of the Company, the Purchaser shall provide the Company with an Internal Revenue Service Form W-9 or other similar withholding certificates of a state, a local, or foreign governmental authority such that the Company may make payments under the Note without deduction for or at a reduced rate of deduction for, any tax.

7. **Transfers.**

      7.1. **Limitations on Transfers.** Notes may not be sold or otherwise transferred except with the consent of the Company, which may be withheld in the sole discretion of the Company.

      7.2. **Conditions.** In the event a Purchaser proposes to transfer a Note, the Company may, but shall not be required to, impose reasonable conditions including but not limited to: (i) Notes may be transferred only in whole units, i.e., fractions of Notes may not be transferred; (ii) the transferee shall agree in writing to be bound by this Note Indenture; (iii) the transferor shall provide the Company with an opinion of counsel, satisfactory in form and substance to the Company's counsel, stating that the transfer is exempt from registration under the Securities Act of 1933 and other applicable securities laws; and (iv) the transferor and transferee shall together reimburse the Company for any reasonable expenses the Company incurs in connection with the transfer, including attorneys' fees.

      7.3. **First Right of Refusal.** In the event a Purchaser (the "Selling Purchaser") desires to sell or otherwise transfer one or more Notes (the "Transfer Notes") to a third party, he shall notify the Company, specifying the Note(s) to be transferred, the purchase price, the form of consideration, and all other material terms, as well as a copy of the binding legal agreement setting forth such terms (the "Sales Notice"). Within thirty (30) days after receipt of the Sales Notice the Company shall notify the Selling Purchaser whether the Company elects to purchase all (but not less than all) of the Transfer Notes. If the Company has not elected to purchase all of the Transfer Notes within the thirty (30) day period described above, the Selling Purchaser may proceed with the sale to the proposed purchaser. If the Company does not elect to purchase the Transfer Notes within the thirty (30) day period described above, and the Selling Purchaser and the purchaser subsequently agree to a reduction of the purchase price, a change in the consideration from cash or readily tradable securities to deferred payment obligations or non-tradable securities, or any other material change to the terms set forth in the Sales Notice, such agreement between the Selling Purchaser and the purchaser shall be treated as a new offer and shall again be subject to this section.

7.4. Exempt Transfers. The transfer of a Note to or for the benefit of a spouse, child or grandchild, or to a trust for their exclusive benefit, shall be exempt from the provisions of section 8; provided, however, that (i) the transferred Note shall remain subject to this Note Indenture, (ii) the transferee shall, as a condition to such transfer, deliver to the Company a written instrument confirming that such transferee shall be bound by all of the terms and conditions of this Note Indenture; and (iii) the transferred Note shall not thereafter be transferred further in reliance on this section 8.4.

8. **Replacement of Indenture.**

8.1. **In General.** This Note Indenture may be amended at any time with the consent of the Company and Purchasers owning more than fifty percent (50%) of all outstanding Notes, measured by outstanding principal amount. If any amendment is proposed by the Company and not approved by such Purchasers within ninety (90) days, then the Company shall not again seek the consent of the Purchasers for such amendment for a period of an additional ninety (90) days.

8.2. **Amendment without Consent of Purchasers.** Without the consent of any Purchasers, the Company may amend this Note Indenture to:

8.2.1. Add to the obligations of the Company for the benefit of Purchasers of, or surrender any right or power conferred upon the Company;

8.2.2. Establish the form or terms of Notes;

8.2.3. Cure any ambiguity, defect, or inconsistency;

8.2.4. Amend restrictions on transferability of any Notes in any manner that does not adversely affect the rights of any Purchaser in any material respect;

8.2.5. Add to, change, or eliminate any of the provisions of this Note Indenture as applied to any Notes issued after the date of such change;

8.2.6. Secure the Notes; or

8.2.7. Make any other change that does not adversely affect the rights of any Purchaser.

9. **Related Parties.** In the event that Notes are held by persons related to the Company, such Notes shall be ignored (in both the numerator and denominator) for purposes of any provision of this Note Indenture requiring a vote of the holders of the Notes. A person shall be treated as "related" to the Company for these purposes if such person (i) is an officer, employee, or manager of the Company; (ii) is an officer, employee, or manager of the Manager of the Company; (iii) owns an equity interest in the Company or in the Manager of the Company; or (iv) bears a relationship to the Company described in section 267(b) or section 707(b) of the Internal Revenue Code, in each case substituting the phrase "at least 10%" for the phrase "more than 50%."

10. **Miscellaneous.**

10.1. **Electronic Delivery.** All communications from the Company to Purchasers, including but not limited to all tax forms, shall be via electronic delivery.

10.2. **Notice.** Any notice or document required or permitted to be given under this Note Indenture may be given by a party or by its legal counsel and shall be deemed to be given on the date transmitted by electronic mail (or by overnight delivery service, if applicable law does not permit notice by electronic mail), to lafayettenelson.ilwg@gmail.com if the recipient is the Company, or the email address used by the Purchaser when purchasing a Note, if the recipient is a Purchaser, or such other address as a party may designated by notice complying with this section.

10.3. **Not Redeemable.** Notes are not redeemable at the option of a Purchaser.

10.4. **No Sinking Fund.** Notes are not entitled to any sinking fund.

10.5. **Governing Law**. This Note Indenture and each Note shall be governed by the internal laws of Michigan without giving effect to the principles of conflicts of laws. Each Purchaser hereby (i) consents to the personal jurisdiction of the Michigan courts or the Federal courts located in Michigan, (ii) agrees that all disputes arising from this Agreement shall be prosecuted in such courts, (iii) agrees that any such court shall have in personam jurisdiction over such Purchaser, (iv) consents to service of process by notice sent by regular mail to the address used by the Purchaser to register at the Site and/or by any means authorized by Michigan law, and (v) if such Purchaser is not otherwise subject to service of process in Michigan, agrees to appoint and maintain an agent in Michigan to accept service, and to notify the Company of the name and address of such agent.

10.6. **Waiver of Jury Trial.** Each Purchaser acknowledges and agrees that any controversy that may arise under this Note Indenture or any Note is likely to involve complicated and difficult issues and, therefore, each Purchaser irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action.

IN WITNESS WHEREOF, the parties have executed this Note Indenture as of the date first written above.

Infinite Legacy Wealth Group, L.L.C.

By _____
Lafayette Lorenzo Nelson, III
CEO

Exhibit G   Amortization Schedule

Month	Payment	Principal Paid	Interest Paid	Remaining Balance
1	84,710.68	58,445.49	26,265.19	1,202,283.68
2	84,710.68	59,663.10	25,047.58	1,142,620.57
3	84,710.68	60,906.09	23,804.60	1,081,714.49
4	84,710.68	62,174.96	22,535.72	1,019,539.52
5	84,710.68	63,470.27	21,240.41	956,069.25
…	…	…	…	…
17	84,710.68	81,288.38	3,422.30	82,981.89
18	84,710.68	82,981.89	1,728.79	0

Exhibit H Pro-forma



Summary

					TRADE COST
DIV-01	GENERAL			$	-
DIV-02	SELECTIVE REMOVALS AND DEMOLITIONS			$	-
DIV-03	CONCRETE			$	-
DIV-04	UNIT MASONRY			$	-
DIV-05	METALS			$	-
DIV-06	WOOD, PLASTICS & COMPOSITES			$	-
DIV-07	THERMAL AND MOISTURE PROTECTION			$	-
DIV-08	OPENINGS			$	-
DIV-09	FINISHES			$	-
DIV-10	SPECIALTIES			$	-
DIV-11	EQUIPMENTS			$	-
DIV-12	FURNISHINGS			$	-
DIV-13	SPECIAL CONSTRUCTION			$	-
DIV-14	CONVEYING EQUIPMENT			$	-
DIV-21	FIRE SUPPRESSION			$	-
DIV-22	PLUMBING			$	-
DIV-23	(HVAC) HEATING VENTILATING & AIR CONDITIONING			$	-
DIV-26	ELECTRICAL			$	-
DIV-31	EARTHWORK			$	828,707
DIV-32	EXTERIOR IMPROVEMENTS			$	516,825
DIV-33	UTILITIES			$	123,360
				$	1,468,892.04
		INSURANCE	0%	$	-
		OVERHEAD AND PROFIT	20%	$	293,778.41
		TOTAL BASE BID		$	1,762,670.44

Exhibit I **Pitch Deck**







Infinite Legacy
Wealth Group
Investment Opportunity In Atlanta's
Growing Housing Market

Infinite Legacy
Wealth Group
Investment Opportunity In Atlanta's
Growing Housing Market



Company Overview



Infinite Legacy Wealth Group :

Who We Are

› A real estate development company specializing in modern, high-quality residential projects in high-demand urban areas.

› Proven expertise in delivering profitable real estate ventures with a focus on innovation, affordability, and community impact.



Mission Statement

› To develop exceptional real estate projects that provide modern living solutions, meet market demand, and deliver strong returns for investors.

› Focused on contributing to urban development while creating value for communities and stakeholders.



Track Record

› Completed multiple successful residential & commercial real estate projects with above-market ROI for investors.

› Recognized for on-time project delivery, adherence to budgets, and quality standards.







Leadership Team

› **Lafayette Nelson III, Founder & CEO:** A seasoned real estate developer with a decade of experience, delivering $X million (insert actual figure) in successful real estate projects.

› Supported by a team of experienced professionals in architecture, construction, and finance to ensure project success and investor satisfaction.



Why Infinite Legacy Wealth Group ?

› Proven ability to identify high-value real estate opportunities.

› Expertise in navigating challenges and executing projects efficiently.

› Commitment to creating sustainable, community-oriented developments.

Market Opportunity



Atlanta's Growing Demand For Affordable Housing



Rapid Population Growth: Atlanta is one of the fastest-growing metropolitan areas in the U.S., with a population increase of **20%** over the last decade.



High Demand for Housing: The city faces a significant housing shortage, particularly in the affordable housing segment, as more families and young professionals move to the area.



Rising Property Values: Median home prices have increased by over **50%** in the past **5** years, making homeownership out of reach for many residents.

Economic Drivers

› Strong Job Market: Atlanta boasts a thriving economy with major employers in technology, logistics, & healthcare, driving demand for affordable housing options.

› Renters' Market: Over 55% of Atlanta's residents are renters, highlighting the need for well-priced rental units.

Market Opportunity conti..







Government Support

Affordable Housing Incentives: Local and federal initiatives, including tax credits and grants, are available to developers to encourage affordable housing construction.



Competitive Advantage:

Infinite Legacy Wealth Group is positioned to address this demand by developing affordable, high-quality housing that meets market needs while generating substantial returns for investors.



Objectives

Development Goals



Deliver 100 Affordable Housing Units: Construct modern, sustainable housing units tailored to meet Atlanta's growing demand for affordable housing.

Achieve LEED Certification: Incorporate energy-efficient and environmentally friendly practices to secure LEED certification, aligning with sustainable development goals.

Optimize Community Impact: Design spaces that promote livability, including access to amenities, green areas, and transportation.

Objectives Cont..

Target Outcomes

Address Housing Shortage: Provide affordable housing options to families and individuals priced out of Atlanta's competitive housing market.

Generate Stable Returns: Achieve steady rental income and a projected ROI of **12–15%** annually for investors.

Enhance Local Economy: Create construction jobs and support the local economy while providing high-quality housing for Atlanta residents.

Foster Long-Term Growth: Position Infinite Wealth Legacy Group as a leader in the affordable housing development sector, expanding our footprint in Atlanta and beyond.



Property Location



Prime Location Inside Atlanta's I-285 Perimeter

Central Accessibility:
Situated within the **I-285** perimeter, offering convenient access to Atlanta's key business districts, educational institutions, and entertainment hubs.



Proximity to Infrastructure:

 **MARTA Transit Access:** Nearby public transportation options ensure easy commutes for residents.

 **Highway Connectivity:** Close to major highways, facilitating efficient travel within and beyond Atlanta.

Property Location conti..

Thriving Neighborhood:
› Surrounded by a blend of established communities and emerging developments.
› Access to grocery stores, healthcare facilities, parks, and retail centers.

Growing Demand:
› High rental demand driven by professionals, students, & families seeking affordable housing within the city limits.
› A location that supports economic mobility with nearby job opportunities.

Future Growth Potential: Positioned in an area with ongoing urban revitalization, ensuring long-term property value appreciation.



Project Description



Design Features & Specifications Of The Townhomes



Modern And Functional Design:

› Thoughtfully planned layouts combining style, comfort, and functionality.

› Open-concept living spaces to enhance natural light and promote community interaction.



High-quality Construction:

› Thoughtfully planned layouts combining style, comfort, and functionality.

› Open-concept living spaces to enhance natural light and promote community interaction.



Specifications:

› **Size: 1,200–1,500** sq. ft. per unit, ideal for families and young professionals.

› **Bedrooms/Bathrooms: 2-3** bedrooms & **2.5** bathrooms in each unit.

› **Kitchen:** Contemporary finishes, energy-efficient appliances, and ample storage.



Project Description conti..





Community Amenities:

› Shared green spaces for outdoor activities.

› Dedicated parking spaces for each unit.

› Secure and family-friendly environment.



Aesthetic Appeal:

› Modern exterior designs blending seamlessly with the neighborhood.

› Landscaping and curb appeal to enhance community value.

Adaptability:

Customizable features to cater to diverse buyer or renter needs, ensuring maximum market appeal.



Development Phases

Timeline & Milestones For Completion



Phase 1	Phase 2	Phase 3	Phase 4	Phase 5
Planning & Approvals	**Site Preparation & Infrastructure**	**Vertical Construction**	**Marketing & Sales/Rentals**	**Project Completion & Occupancy**
› **Timeline:** Months 1–6	› **Timeline:** Months 7–12	› **Timeline:** Months 13–24	› **Timeline:** Months 18–24	› **Timeline:** Month 24+
› Obtain zoning, permits, & regulatory approvals.	› Land grading & utility installation.	› Build townhome structures & community amenities.	› Pre-sales and lease agreements.	› Final walkthroughs & turnover to buyers/renters.
› Finalize architectural designs and site plans.	› Road access and foundational construction.	› Interior finishes, landscaping, & inspections.	› Launch marketing campaigns and community outreach.	› Post-completion review and feedback.

Financial Projections

Cost Breakdown

› **Cost per Unit:** $150,000 - $200,000

› **Total Development Cost:** $1.2M - $1.6M

› **Projected Sale Price per Unit:** $275,000 - $325,000

Revenue Estimates

› **Gross Revenue per Unit:** $275,000 - $325,000

› **Total Gross Revenue:** $2.2M - $2.6M (for 8 units)

Profit Margins

› **Profit Margin:** 25%

› **Net Profit Share to Investors:** 25% of net profit, distributed quarterly

› **Projected ROI:** 25% return for investors on net profit



Investment Terms

› **Minimum Investment:** $500

› **Profit Distribution:** Quarterly updates and distributions based on proportionate share

› **Timeline for Returns:** 6 to 18 months (based on construction completion and unit sales)

Risk Management



Potential Risks



Construction Delays:
Unexpected delays in construction may affect project timelines.



Market Fluctuations:

Changes in the real estate market could impact the demand for townhomes.



Cost Overruns:

Unexpected increases in construction costs could affect profitability.



Regulatory Changes:

Changes in zoning laws or building codes may cause delays or increased costs.

Risk Management



Potential Risks



Construction Delays:

Unexpected delays in construction may affect project timelines.

1

Market Fluctuations:

Changes in the real estate market could impact the demand for townhomes.

2

Cost Overruns:

Unexpected increases in construction costs could affect profitability.

3

Regulatory Changes:

Changes in zoning laws or building codes may cause delays or increased costs.

4

Risk Management Conti..



Mitigation Strategies

 **Contingency Planning:** Allocate funds for potential cost overruns and unforeseen delays.

 **Market Research:** Continuous monitoring of the real estate market to adjust pricing and sales strategies accordingly.

 **Strong Relationships with Contractors:** Partnering with reputable construction companies to ensure timely and within-budget completion.

 **Legal Counsel and Compliance:** Work with local authorities and legal teams to stay ahead of any regulatory changes, ensuring full compliance.

 **Flexible Financing:** Securing sufficient financing options to cover unexpected costs without affecting project cash flow.



Track Record & Past Success



Completed Projects

› **Residential Developments:** Successfully completed multiple residential developments with high-quality construction and strong market demand.

› **On-Time Delivery:** All past projects have been delivered on schedule, ensuring consistent investor returns.

› **Satisfied Homebuyers:** Positive feedback from homeowners, with high rates of customer satisfaction and repeat buyers.

Historical Performance

› **Strong ROI:** Previous projects have yielded strong returns for investors, with average profit margins of **20%-30%.**

› **Project Longevity:** Established reputation for developing projects that stand the test of time, with a focus on durability & lasting value.

› **Partnership Success:** Built successful, long-term relationships with contractors, real estate brokers, and investors.



Key Highlights

› **Successful Completion of 200+ Units:** Over 200 residential units delivered, demonstrating strong capacity and expertise.

› **Market Adaptability:** Demonstrated ability to adapt to changing market conditions, maintaining profitability even in fluctuating economic climates.



Team & Leadership

Lafayette Nelson III - Founder & CEO

› Over **20** years of experience in real estate development, construction, & project management

› Successful completion of residential & commercial developments with strong ROI

› Expert in strategic planning, financial management, and stakeholder relations

› Committed to creating sustainable communities and long-term value for investors



Key Contributors



Project Managers:

Experienced professionals overseeing daily operations, timelines, & quality control



Financial Advisors:

Providing strategic insights for cost management and profitability



Legal Experts:

Ensuring all regulatory compliance and contracts are handled efficiently

Construction Partners:

Trusted contractors ensuring quality build and timely delivery

Get In Touch

Gain Exposure To A Profitable Real Estate Project In One Of Atlanta's Fastest-growing Markets, With Consistent Updates And Quarterly Returns.



Contact Us:

 **Lafayette Nelson III, Founder & CEO**

 Email: ----------------------------

 Phone:----------------------------

 Website:--------------------------

Schedule A Meeting: Learn More About The Project And Investment Opportunity By Scheduling A Call Or In-person Meeting.



Exhibit J   **Business Plan**



Infinite Wealth Legacy Group Investment

3840 Austin Walk, Decatur, Georgia 30032

Infinite Legacy Wealth Group presents a lucrative investment opportunity in a **Skyview Parque's**, 48-unit townhome development located inside the I-285 perimeter of Atlanta, Georgia, offering investors a 25% net profit return within 6 to 18 months.

Lafayette Nelson III
CEO

Table of Contents

1. Executive Summary

Infinite Legacy Wealth Group is a real estate development company focused on the construction of an 8-unit, two-story townhome project located inside the perimeter of Atlanta, Georgia (I-285). This project is part of a larger 48-unit development, of which 24 units have already been completed. The cost per unit ranges from $150,000 to $200,000, with the townhomes selling between $275,000 and $325,000. The development offers a return of 25%of the net profit to investors.

The projected completion time for the current phase of the project is 6 to 18 months. Investors can enter with a minimum investment of $500, receiving 25% of the net profit, ensuring an attractive opportunity for diverse investors. **Infinite Legacy Wealth Group** is committed to delivering modern, affordable housing to meet the growing demand in Atlanta while providing strong returns to its investors.

2. Company Overview

Infinite Legacy Wealth Group was founded to capitalize on the growing demand for affordable, high-quality townhomes in Atlanta's thriving real estate market. The company, led by Lafayette Nelson III, has successfully developed residential properties that cater to middle-income families and first-time homebuyers. Lafayette has over 15 years of experience in new construction and 20 years of experience in commercial real estate fix-and-flip projects, making him a seasoned leader in real estate development.

Company History and Performance

Infinite Legacy Wealth Group's track record speaks for itself, with notable projects that have consistently delivered strong returns. Lafayette Nelson III has led the development of several townhome projects and over 100 fix-and-flip rehabs. These projects demonstrate his ability to complete developments on time, within budget, and with a significant profit margin.

Previous Townhome Developments:

1. Hampton Grove Townhomes – Atlanta, GA (2019)
   - 36-unit development sold between $275,000 and $320,000.
   - Completed ahead of schedule, delivering a 22% profit margin.
2. Parkview Estates – Decatur, GA (2021)
   - 24-unit development sold between $260,000 and $300,000.
   - Featured energy-efficient designs, and all units were sold within 9 months, generating a 20% return.

Fix-and-Flip Rehabs:

1. Maple Heights Rehabs – Stone Mountain, GA
   - Transformed 15 distressed properties, resold at a 25-30% profit margin, revitalizing the neighborhood.
2. Brookhaven Business Complex – Atlanta, GA
   - Commercial rehabilitation project completed with a 35% return on investment.

These examples demonstrate **Infinite Legacy Wealth Group's** commitment to quality, efficiency, and profitability. Lafayette's extensive experience ensures the success of the next phase of the Infinite Legacy Wealth Group project, with a focus on delivering attractive returns for investors.

3. Market Opportunity

The Atlanta real estate market is experiencing robust growth, particularly within the I-285 perimeter. Infinite Legacy Wealth Group is positioned to meet the increasing demand for affordable housing options that combine suburban amenities with proximity to the urban core. Key market trends that highlight the opportunity include:

- Population Growth: Atlanta continues to attract new residents due to its thriving job market, growing tech sector, and relatively low cost of living.

- Affordability Gap: As home prices in central Atlanta rise, more buyers are seeking affordable alternatives just outside the city center.
- Suburban Appeal: Many professionals and families prefer suburban-style living while maintaining easy access to downtown jobs and amenities.

Infinite Legacy Wealth Group, is poised to capitalize on these trends by offering townhomes priced between $275,000 and $325,000. This price range is highly attractive to first time homebuyers and middle-income families looking for modern, energy-efficient homes at a reasonable price.

4. Objectives

Infinite Legacy Wealth Group primary objectives over the next 6 to 18 months include:

1. Complete Construction: Finish the development of the next 8 townhomes as part of the larger 48-unit project.
2. Generate 25% Net Profit for Investors: Distribute 25% of the project's net profit to investors, ensuring a strong return on investment.
3. Sales Target: Sell all units at prices ranging between $275,000 and $325,000, appealing to middle-income families and young professionals.
4. Transparency: Provide quarterly updates to investors, ensuring open communication about project milestones, costs, and profits.

Infinite Legacy Wealth Group is committed to completing the development within budget andon schedule, while delivering strong financial returns to investors.

5. Property Location

Skyview Parque is located within Atlanta's I-285 perimeter, in one of the region's fastest-growing suburban neighborhoods. The site offers an attractive combination of affordability and convenience, providing easy access to major highways and downtown Atlanta.

Location Highlights:

- Proximity to Major Highways: Located near I-285, I-20, and I-75/I-85, the development is ideally situated for commuters.

- Growing Neighborhood: The surrounding area is experiencing rapid development, with new retail centers, schools, and parks. This ensures strong long-term value for property owners.

- Community Amenities: Residents will have access to local parks, shopping centers, schools, and healthcare facilities, all within a short drive of the development.

Skyview Parque's, location provides an ideal balance of suburban living with easy access to urban amenities, making it highly desirable for potential buyers.

6. Project Description

Skyview Parque's, development consists of 48 two-story townhomes, with 24 units already completed and the next phase focusing on the construction of 8 additional units. These homes are designed to be energy-efficient, modern, and family-friendly, appealing to buyers who want suburban comfort with proximity to Atlanta's core.

Design Features:

- Bedrooms and Bathrooms: Each home will have 3 to 4 bedrooms and 2.5 bathrooms, providing flexibility for families and professionals.

- Energy-Efficient Construction: The homes are built with eco-friendly materials, energy-efficient appliances, and advanced insulation techniques, ensuring lower energy costs for future homeowners.
- Spacious Garages: Each home will include a one- or two-car garage, with ample driveway space for additional parking.
- Modern Aesthetic: The townhomes feature contemporary architectural designs combined with traditional elements, providing curb appeal that attracts potential buyers.

With homes priced between $275,000 and $325,000 **Infinite Legacy Wealth Group,** offers an attractive price point in a growing market.

7. Development Phases

Infinite Legacy Wealth Group, development will proceed in two key phases:

Phase 1: Infrastructure Preparation (Completed)

- Infrastructure: Roads, utilities, and grading have been completed, ensuring that the site is fully prepared for vertical construction. This significantly reduces the risk of delays in the next phase of the project.

Phase 2: Vertical Construction

- Construction Timeline: Vertical construction for the next 8 units is expected to take between 6 to 18 months, allowing for potential weather delays or supply chain issues.
- Sales and Marketing: Sales efforts will begin as the homes near completion. Marketing will target middle-income families, first-time homebuyers, and young professionals, using both traditional real estate listings and digital marketing strategies.

Infinite Legacy Wealth Group, is well-positioned to complete construction on time and on budget, with contingency plans in place to address any unexpected delays.

8. Financial Plan

The financial projections for the development are structured to ensure profitability while delivering attractive returns to investors. Each townhome is expected to cost between $150,000 and $200,000 to build, with projected sales prices ranging from $275,000 to $325,000.

Financial Breakdown:

Item	Estimated Amount
Cost per unit	$150,000 - $200,000
Total development cost	$1.2 million - $1.6 million
Projected sale price/unit	$275,000 - $325,000
Gross revenue	$2.2 million - $2.6 million
Profit margin	25%

Infinite Legacy Wealth Group, will distribute 25% of the net profit to investors once all units are sold and construction is completed. Investors will receive quarterly updates on the project's progress, financial performance, and sales results.

9. Investment Offering

Infinite Legacy Wealth Group, offers investors an accessible entry point into the real estate market with a minimum investment of $500. This allows for a wide range of investors to participate, with the potential for strong returns.

Key Investment Terms:

- Minimum Investment: $500

- Projected Returns: 25% of the net profit
- Profit Distribution: Investors will receive quarterly payments based on their proportionate share of the project's net profits.
- Timeline for Returns: 6 to 18 months, depending on the completion of construction and the sale of the units.

10. Risk Factors

Skyview Parque LLC acknowledges that all real estate developments carry inherent risks. Below are ten key risk factors associated with the project, along with mitigation strategies:

1. **Construction Delays:** Unexpected weather conditions, labor shortages, or material supply chain disruptions could delay construction.

   Mitigation: Reliable contractors and contingency plans are in place to minimize these risks.

2. **Cost Overruns:** Rising material or labor costs could inflate the budget.

   Mitigation: Fixed-price contracts with suppliers and contingency funds have been set aside to handle any unexpected expenses.

3. **Market Fluctuations:** Changes in the real estate market or economic downturns could affect sales prices and the speed of sales.

   Mitigation: The units are priced conservatively to remain attractive even in fluctuating markets.

4. **Financing Risks:** Difficulty securing additional financing could delay project milestones.

   Mitigation: The company has secured initial capital and investor backing, with alternative financing options if needed.

5. **Regulatory and Zoning Changes:** Changes in zoning laws or local regulations could impact the development.

Mitigation: The project complies with current regulations, and the team remains engaged with local authorities.

6. **Environmental and Soil Conditions:** Unforeseen environmental issues could arise, leading to delays or increased costs.

   Mitigation: A full environmental and soil survey has been completed, ensuring stable ground for the project.

7. **Sales and Buyer Demand:** A downturn in demand for housing could slow sales.

   Mitigation: The homes are priced competitively and located in a growing market, reducing the risk of prolonged time on the market.

8. **Inflation:** General economic inflation may increase project costs over time.

   Mitigation: Infinite Legacy Wealth Group, has incorporated buffer funds to accommodate rising costs while maintaining profitability.

9. **Interest Rate Increases:** Rising mortgage interest rates could reduce homebuyers' purchasing power.

   Mitigation: The company targets a broad market, including first-time buyers and families, who remain less sensitive to minor rate increases.

10. **Unforeseen Global Events:** Events such as pandemics or geopolitical tensions could impact supply chains, labor availability, or market conditions.

    Mitigation: The company has diversified suppliers and established flexible timelines to manage unforeseen disruptions.

11. Management Team

Infinite Legacy Wealth Group, is managed by a team of experienced real estate development and construction professionals. The team ensures the project's successful completion while maximizing returns for investors



- **Lafayette Nelson III, CEO:** With 15 years in new construction and 20 years in fix-and-flip projects, Lafayette Nelson III leads Skyview Parque LLC with a proven track record of delivering successful developments on time and within budget.



- **Gwendolyn G. McKinley, Project Manager:** Gwendolyn G. McKinley has over 30 years of experience in Sales, Marketing, Product Development, and Project Management. She uses her extensive knowledge to help sell and purchase homes and manage projects from sale or purchase through to closing, ensuring smooth transactions and maximizing client satisfaction.

12. Conclusion

Infinite Legacy Wealth Group, presents a rare and attractive investment opportunity in Atlanta's growing real estate market. With **24 units already completed** and the **next phase of 8 units** to be completed within **6 to 18 months**, the development meets the demand for affordable, modern housing inside the I-285 perimeter.

Priced between $275,000 and $325,000, the townhomes cater to middle-income families and first-time homebuyers. Investors are offered a **25% return on net profit**, with a minimum investment of $500, making it accessible to a wide range of investors.

The experienced management team is dedicated to ensuring the project is completed on time and within budget, making **Infinite Legacy Wealth Group**, a sound and well-managed investment opportunity in one of the Southeast's most dynamic markets.

Estimate of Materials and Cost of Construction

		Amount
Date: 27 04 2024		
AUSTIN WALK CONDOS	TOTAL	$ 1,468,892.04
Project: DEKALB COUNTY PROJECT # 6041		
	OVERHEAD AND PROFIT 20%	$ 293,778.41
Project Location: 3840 Austin Walk Drive , GEORGIA 30032	TOTAL BASE BID	$ 1,762,670.44

Summary

		TRADE COST
DIV-01	GENERAL	$ -
DIV-02	SELECTIVE REMOVALS AND DEMOLITIONS	$ -
DIV-03	CONCRETE	$ -
DIV-04	UNIT MASONRY	$ -
DIV-05	METALS	$ -
DIV-06	WOOD, PLASTICS & COMPOSITES	$ -
DIV-07	THERMAL AND MOISTURE PROTECTION	$ -
DIV-08	OPENINGS	$ -
DIV-09	FINISHES	$ -
DIV-10	SPECIALTIES	$ -
DIV-11	EQUIPMENTS	$ -
DIV-12	FURNISHINGS	$ -
DIV-13	SPECIAL CONSTRUCTION	$ -
DIV-14	CONVEYING EQUIPMENT	$ -
DIV-21	FIRE SUPPRESSION	$ -
DIV-22	PLUMBING	$ -
DIV-23	(HVAC) HEATING VENTILATING & AIR CONDITIONING	$ -
DIV-26	ELECTRICAL	$ -
DIV-31	EARTHWORK	$ 828,707
DIV-32	EXTERIOR IMPROVEMENTS	$ 516,825
DIV-33	UTILITIES	$ 123,360
		$ 1,468,892.04
	INSURANCE 0%	$ -
	OVERHEAD AND PROFIT 20%	$ 293,778.41
	TOTAL BASE BID	$ 1,762,670.44

Detailed Estimate

ITEM #	REF. SHEET	DETAIL	CSI SECT	DESCRIPTION	QTY.	WASTAGE	QTY WITH WASTAGE	UNIT	UNIT MATERIAL COST	UNIT LABOR COST	TOTAL MATERIAL COST	TOTAL LABOR COST	TOTAL ITEM COST	TRADE COST
			DIV-01	GENERAL										$ -
1				**Permit**	1	0%	1	LS			$ -	$ -	$ -	
2				**Supervision**	1	0%	1	LS			$ -	$ -	$ -	
3				**Final Cleanup**	1	0%	1	LS			$ -	$ -	$ -	
4				**Mobilization Cost**	1	0%	1	LS			$ -	$ -	$ -	
5				**Project Overheads**	1	0%	1	LS			$ -	$ -	$ -	
6				**Bonds**	1	0%	1	LS			$ -	$ -	$ -	
7				**Fees (Architect & Engineer)**	1	0%	1	LS			$ -	$ -	$ -	
8				**Temporary Control & Facilities**	1	0%	1	LS			$ -	$ -	$ -	
9				**Scaffolding**	1	0%	1	LS			$ -	$ -	$ -	
			DIV-31	EARTHWORK										$ 828,707
				Detention Ponds										
10				Detention Pond B - 6" Topsoil or Sand - Open Graded Aggregate	2699	10%	2,969	SF	$ 8.00	$ 5.00	$ 23,754	$ 14,846	$ 38,601	
11				Detention Pond A1 - 6" Topsoil or Sand - Open Graded Aggregate	3317	10%	3,649	SF	$ 8.00	$ 5.00	$ 29,190	$ 18,244	$ 47,433	
12				Detention Pond A2 - 6" Topsoil or Sand - Open Graded Aggregate	2610	10%	2,871	SF	$ 8.00	$ 5.00	$ 22,965	$ 14,353	$ 37,319	
				Clearing Phase										
13				Topsoil Stockpile	2460	10%	2,706	SF	$ 1.20	$ 0.80	$ 3,248	$ 2,165	$ 5,413	
14				CeC- Cecil Sandy Loam	44157	10%	48,572	SF	$ 0.60	$ 0.40	$ 29,143	$ 19,429	$ 48,572	
15				MfC2- Madison Sandy Clay Loam	37936	10%	41,730	SF	$ 0.60	$ 0.40	$ 25,038	$ 16,692	$ 41,730	
16				Ud- Urban Land	8684	10%	9,553	SF	$ 1.20	$ 0.80	$ 11,463	$ 7,642	$ 19,105	
17				CuC- Cecil- Urban Land Complex	55808	10%	61,389	SF	$ 1.20	$ 0.80	$ 73,667	$ 49,111	$ 122,778	
18				MdD-Madison Sandy Loam	3756	10%	4,132	SF	$ 0.60	$ 0.40	$ 2,479	$ 1,653	$ 4,132	
19				SD3- Sediment Basin	2	0%	2	EA	$ 3,000.00	$ 500.00	$ 6,000	$ 1,000	$ 7,000	
20				(20'x50') 6" Crushed Stone Construction Exit - (1.5"-3.5") Coarse Aggregate - Compacted Subgrade	1504	10%	1,655	SF	$ 2.50	$ 1.50	$ 4,137	$ 2,482	$ 6,619	
21				SD1C- 4' High Double Row Steel Sediment Barrier	3555	10%	3,910	LF	$ 1.10	$ 0.90	$ 4,301	$ 3,519	$ 7,820	
22				Cd:-Stone Check	7	0%	7	EA	$ 350.00	$ 100.00	$ 2,450	$ 700	$ 3,150	
23				Disturbed Area Stabilization W/ Mulching	159166	10%	175,083	SF	$ 0.06	$ 0.04	$ 10,505	$ 7,003	$ 17,508	
24				Disturbed Area Stabilization W/ Tamporary seeding	159166	10%	175,083	SF	$ 0.03	$ 0.02	$ 5,252	$ 3,502	$ 8,754	
25				Disturbed Area Stabilization W/ Permanent Vegitation	159166	10%	175,083	SF	$ 0.04	$ 0.02	$ 7,003	$ 3,502	$ 10,505	
				Grading Phase										
26				MB- Matting Blanket (Size not Given)	7502	10%	8,252	SF	$ 0.90	$ 0.60	$ 7,427	$ 4,951	$ 12,378	
27				St- Storm Drain Outlet Protection W/ Filter Blanket	4	0%	4	EA	$ 400.00	$ 100.00	$ 1,600	$ 400	$ 2,000	
28				SD2-Sediment Basin	1	0%	1	EA	$ 3,000.00	$ 500.00	$ 3,000	$ 500	$ 3,500	
29				SD2F- Inlet Sediment Trap - Drop Inlet W/ Grate -Wire Backing -2'x4'x1'-6" H Cross bracing Steel Frame	2	0%	2	EA	$ 700.00	$ 300.00	$ 1,400	$ 600	$ 2,000	
30				Sd2P- Curb Inlet Filter W/ - 8" Concrete Block Wrapped In Filter Fabric	2	0%	2	EA	$ 600.00	$ 300.00	$ 1,200	$ 600	$ 1,800	
31				Rip Rap @ Outlet Protection	54	10%	59	LF	$ 3.00	$ 2.00	$ 178	$ 119	$ 297	
32				Berm	634	10%	697	SF	$ 1.10	$ 0.90	$ 767	$ 628	$ 1,395	
				Fence										
33				4' High Chain Link Fence	780	10%	858	LF	$ 15.00	$ 10.00	$ 12,864	$ 8,576	$ 21,440	
34				4' High Safety Rail - Height Assumed	578	10%	636	LF	$ 20.00	$ 10.00	$ 12,722	$ 6,361	$ 19,084	
				Landscape										
35				Landscape Area	40560	10%	44,617	SF	$ 1.20	$ 0.80	$ 53,540	$ 35,693	$ 89,233	
36				3" Seeding & Mulching	40560	10%	44,617	SF	$ 0.03	$ 0.02	$ 1,338	$ 892	$ 2,231	
37				1"x4" Tree Save Fence 4' High - W/ Orange Polythylene Laminar SaLFey Netting, - 2"x4" Posts @ 18' O.C. - "Tree Save Area" Signage	914	10%	1,006	LF	$ 15.00	$ 10.00	$ 15,085	$ 10,056	$ 25,141	

ITEM #	REF. SHEET	DETAIL	CSI SECT	DESCRIPTION	QTY.	WASTAGE	QTY WITH WASTAGE	UNIT	UNIT MATERIAL COST	UNIT LABOR COST	TOTAL MATERIAL COST	TOTAL LABOR COST	TOTAL ITEM COST	TRADE COST
				Tree & Shrubs										
38				Trident Maple	24	0%	24	EA	$ 400.00	$ 100.00	$ 9,600	$ 2,400	$ 12,000	
39				River Birch	6	0%	6	EA	$ 450.00	$ 100.00	$ 2,700	$ 600	$ 3,300	
40				Cryptomeria	22	0%	22	EA	$ 500.00	$ 100.00	$ 11,000	$ 2,200	$ 13,200	
41				Leyland Cypress	22	0%	22	EA	$ 450.00	$ 100.00	$ 9,900	$ 2,200	$ 12,100	
42				Myrtle Leaf Holly	4	0%	4	EA	$ 400.00	$ 100.00	$ 1,600	$ 400	$ 2,000	
43				Nelli R. Stevens Holly	6	0%	6	EA	$ 400.00	$ 100.00	$ 2,400	$ 600	$ 3,000	
44				Crape Myrtle	4	0%	4	EA	$ 350.00	$ 100.00	$ 1,400	$ 400	$ 1,800	
45				Ring Cup Oak	22	0%	22	EA	$ 300.00	$ 100.00	$ 6,600	$ 2,200	$ 8,800	
46				Ring Cup Oak	7	0%	7	EA	$ 300.00	$ 100.00	$ 2,100	$ 700	$ 2,800	
47				Virgina Pine	20	0%	20	EA	$ 350.00	$ 100.00	$ 7,000	$ 2,000	$ 9,000	
48				Japanese Zelkova	8	0%	8	EA	$ 300.00	$ 100.00	$ 2,400	$ 800	$ 3,200	
49				Evergreen Euonymus	150	0%	150	EA	$ 300.00	$ 100.00	$ 45,000	$ 15,000	$ 60,000	
				Grading										
50				Cut	3700	20%	4,440	CY		$ 5.00	$ -	$ 22,200	$ 22,200	
51				Fill	7800	20%	9,360	CY		$ 5.00	$ -	$ 46,800	$ 46,800	
52				Soil Import	4100	20%	4,920	CY	$ -	$ 2.00	$ -	$ 9,840	$ 9,840	
				Pipe Trenching										
53				Cut	1008	20%	1,210	CY		$ 5.00	$ -	$ 6,048	$ 6,048	
54				Fill	947	20%	1,136	CY		$ 5.00	$ -	$ 5,682	$ 5,682	
			DIV-32	EXTERIOR IMPROVEMENTS										$ 516,825
				Site work										
55				Austin Walk 2" Asphaltic Concrete Type "F" -Prime Coat -6" Graded Aggregate -Compacted Subgrade	23422	10%	25,764	SF	$ 6.00	$ 4.00	$ 154,585	$ 103,057	$ 257,642	
56				4" Thick Concrete Sidewalk 3000 PSI - Compacted Subgrade	1461	10%	1,607	SF	$ 6.00	$ 4.00	$ 9,643	$ 6,429	$ 16,072	
57				8" Dekalb County Concrete Entrance W/ Reinf. - Class "A" Concrete - Compacted Sub-Grade	473	10%	521	SF	$ 6.00	$ 4.00	$ 3,124	$ 2,083	$ 5,207	
58				4" 3000 PSI Concrete Drive Way - Compacted Subgrade	16658	10%	18,323	SF	$ 6.00	$ 4.00	$ 109,940	$ 73,293	$ 183,233	
59				Painted Cross Walk @ 8' O.C.	178	10%	196	LF	$ 1.10	$ 0.90	$ 215	$ 176	$ 392	
60				24'' Painted Stop Bar	1	0%	1	EA	$ 30.00	$ 20.00	$ 30	$ 20	$ 50	
61				24" Curb & Gutter -24"x6" Concrete Gutter -6"x6" Concrete Curb	122	10%	135	LF	$ 20.00	$ 10.00	$ 2,691	$ 1,345	$ 4,036	
62				24"x6" Rolled Concrete Curb	1521	10%	1,673	LF	$ 20.00	$ 10.00	$ 33,462	$ 16,731	$ 50,193	
			DIV-33	UTILITIES										$ 123,360
				Pipes										
63				8" DIP Water Pipe	695	10%	765	LF	$ 14.00	$ 4.00	$ 10,703	$ 3,058	$ 13,761	
64				8" PVC Sanitary Sewer Pipe	869	10%	956	LF	$ 14.00	$ 4.00	$ 13,383	$ 3,824	$ 17,206	
65				24" RCP Storm Water Pipe	236	10%	260	LF	$ 28.00	$ 6.00	$ 7,269	$ 1,558	$ 8,826	
66				18" RCP Storm Water Pipe	212	10%	233	LF	$ 22.00	$ 6.00	$ 5,130	$ 1,399	$ 6,530	
67				6'' Perforated Pipe	60	10%	66	LF	$ 12.00	$ 4.00	$ 792	$ 264	$ 1,056	
				Fixtures										
68				Sewerage Manhole	5	0%	5	EA	$ 3,000.00	$ 500.00	$ 15,000	$ 2,500	$ 17,500	
69				8" Gas Valve	2	0%	2	EA	$ 200.00	$ 100.00	$ 400	$ 200	$ 600	
70				Fire Hydrant	2	0%	2	EA	$ 300.00	$ 100.00	$ 600	$ 200	$ 800	
71				3/4" Water Meter	24	0%	24	EA	$ 600.00	$ 300.00	$ 14,400	$ 7,200	$ 21,600	
72				6"x6"x8" Saddle Tap	1	0%	1	EA	$ 120.00	$ 80.00	$ 120	$ 80	$ 200	
73				8" Sensus Compact Fireline Metering System	1	0%	1	EA	$ 600.00	$ 300.00	$ 600	$ 300	$ 900	
74				Sanitary Sewer cleanout	48	0%	48	EA	$ 350.00	$ 100.00	$ 16,800	$ 4,800	$ 21,600	
75				Headwall	83	10%	91	LF	$ 15.00	$ 10.00	$ 1,369	$ 912	$ 2,281	
76				Catch Basin	3	0%	3	EA	$ 3,000.00	$ 500.00	$ 9,000	$ 1,500	$ 10,500	
SUB TOTAL													$ 1,468,892	$ 1,468,892
INSURANCE									0%				$ -	$ -
OVERHEAD AND PROFIT									20%				$ 293,778	$ 293,778
TOTAL BASE BID													$ 1,762,670	$ 1,762,670







1 FRONT ELEVATION
   SCALE: 1/4" = 1'-0"

2 FRONT ELEVATION
   SCALE: 1/4" = 1'-0"

A2.01



1   REAR ELEVATION
    SCALE: 1/4" = 1'-0"



2   REAR ELEVATION
    SCALE: 1/4" = 1'-0"



1 LEFT ELEVATION
   SCALE: 1/4" = 1'-0"







3 WINDOW SCHEDULE
   SCALE: 1/2" = 1'-0"

2 RIGHT ELEVATION
   SCALE: 1/4" = 1'-0"

A2.03


3840 Austin Walk, Decatur, Georgia 30032

Exhibit K   **Bad Actor Checks**

North Capital Private Securities: Bad Actor Check

Name of covered person: Lafayette Nelson III

Date: February 5, 2025

This Bad Actor Report summarizes the results obtained from a search of court, regulatory, and agency records that cover each of the enumerated events that would trigger disqualification from offering securities under the claimed exemption from registration, or require disclosure.

Summary Our investigation revealed that **Lafayette Nelson III** is likely: **NOT DISQUALIFIED**	!
Criminal Convictions Felony or misdemeanor conviction in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a criminal conviction was found.	✓
Civil Orders, Judgments, and Decrees Order, judgment or decree of any court of competent jurisdiction that restrains or enjoins the covered person from engaging or continuing to engage in any conduct or practice in connection with the purchase or sale of a security, involving the making of any false filing with the SEC, or arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, or paid solicitor of purchasers of securities. **Details:** No information indicating a civil order, judgment, or decree was found.	✓
Regulatory Authority Orders Final order of a state securities commission, state banking regulator, state insurance commission, federal banking regulator, the U.S. Commodity Futures Trading Commission, or the National Credit Union Administration that bars the covered person from association with any entity regulated by such commission, authority, agency, or officer; engaging in the business of securities, insurance or banking; engaging in savings association or credit union activities; or that constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct. **Details:** No information indicating a regulatory order was found.	✓
SEC Regulated Person Orders Order of the SEC entered pursuant to Section 15(b) or 15B(c) of the Securities Exchange Act, or Section 203(e) or (f) of the Investment Advisers Act of 1940 that suspends or revokes the covered person's registration as a broker, dealer, municipal securities dealer or investment adviser; places limitations on the activities, functions or operations of the covered person; or bars the covered person from being associated with any entity or participating in the offering of any penny stock. **Details:** No information indicating a regulated person order was found.	✓

North Capital Private Securities: Bad Actor Check



SEC Cease-and-Desist Orders Order of the SEC that orders the covered person to cease and desist from committing or causing a violation of or future violation of any scienter-based anti-fraud provision of the federal securities laws; or Section 5 of the Securities Act. **Details:** No information indicating a SEC cease-and-desist order was found.	✓
Self-Regulatory Organization Orders Suspension or expulsion from membership in, or suspension or bar from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principals of trade. **Details:** No information indicating a self-regulatory organization order was found.	✓
SEC Stop Orders Participation in any registration statement or Regulation A offering statements filed with the SEC that was the subject of a refusal order, stop order, or order suspending the Regulation A exemption. **Details:** No information indicating a SEC stop order was found.	✓
USPO Orders United States Postal Service false representation order, or any temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations. **Details:** No information indicating a USPO order was found.	✓
Other Information Results for searches covering a Social Security Number trace, nationwide arrests, federal and county criminal records, sex offender registry, other civil litigation, bankruptcy records, and international watch lists. This information does not impact the ability to undertake any particular securities offering. **Details:** Other derogatory other information was found. See Exhibit A for more information.	!

Important Information

North Capital Private Securities provides the Bad Actor Check as a service to help securities issuers and intermediaries establish that they have conducted "reasonable care" to discover whether any covered persons involved in the offering trigger any of the "Bad Actor" disqualifications that prevent the issuer from conducting certain securities offerings or require disclosure.

By using the Bad Actor Check by North Capital Private Securities, you agree to indemnify North Capital Private Securities from any and all claims, responsibility, or liability that may result from the information provided by Bad Actor Report. North Capital Private Securities only checks persons that are identified to it as "covered persons" and is not responsible for establishing whether any given individual is a "covered person." The public records and commercially available data sources used on these reports may have errors. Data is sometimes entered poorly, processed incorrectly and is generally not free from defect. These reports should not be relied upon as definitively accurate. Before relying on any data this report supplies, it should be independently verified. The data is for information purposes only and is not an official record. The results of the Bad Actor Check do not constitute legal advice or investment advice of any kind.

Exhibit A

Lafayette Nelson III was named party to an employment lawsuit filed in September 2017. The plaintiff in the case is Egyptian Magic Skin Cream, LLC. The case was dismissed in June 2018. More information about the case can be found on Dallas County, Texas Courts Portal here (Case number: DC-17-12843).